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NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of Canadian Pacific Railway Limited will be held at the Fairmont Palliser Hotel, 133 – 9th Avenue S.W., Calgary, Alberta, at 9:00 a.m. (Mountain Time) on Friday, May 5, 2006, for the following purposes:

1.	to receive the consolidated financial statements for the year ended December 31, 2005, and the auditors’ report thereon;

2.	to elect directors;

3.	to appoint auditors;

4.	consider and, if deemed advisable, to pass resolutions approving amendments to the Management Stock Option Incentive Plan to:

(a)	increase the maximum number of Common Shares that may be issued under the plan; and

(b)	prohibit, without shareholder approval, the reduction of the price at which Options may be exercised after they have been granted.
      The text of the resolutions are set out in the accompanying Management Proxy Circular which forms part of this notice; and

5.	to transact such other business as may properly come before the meeting or any adjournment thereof.
Shareholders of record at the close of business on March 10, 2006, will be entitled to vote at the meeting and are encouraged to participate either in person or by proxy.
By order of the board of directors,
Donald F. Barnhardt
Corporate Secretary
Calgary, Alberta
February 21, 2006

NOTE:	Registered shareholders of Canadian Pacific Railway Limited wishing to vote by proxy are requested to complete and return the enclosed form of proxy in the envelope provided to the Corporation’s transfer agent, Computershare Investor Services Inc. Registered shareholders may also vote by telephone or Internet by following the instructions provided on the enclosed form of proxy. Non-registered shareholders should refer to page 4 of the management proxy circular for information on how to vote their shares. Proxies must be received by Computershare Investor Services Inc. or Georgeson Shareholder Communications Canada, agents for Canadian Pacific Railway Limited, not less than 24 hours prior to the time fixed for holding the meeting (or any adjournment thereof), in order to be used at the meeting.

MANAGEMENT PROXY CIRCULAR
GLOSSARY OF TERMS

In this management proxy circular the following terms shown in quotation marks are defined as set forth below.
“Audit Committee”	Audit, Finance and Risk Management Committee of the CPRL board of directors
“Basic Pension Plan”	CPRC’s Pension Plan
“CEO”	Chief Executive Officer of CPRL
“CFO”	Executive Vice-President and Chief Financial Officer of CPRL
“Circular”	CPRL’s Management Proxy Circular
“Comparator Group”	Large autonomous Canadian companies with annual revenues exceeding $1 billion
“Compensation Committee”	Management Resources and Compensation Committee of the CPRL board of directors
“Computershare”	Computershare Investor Services Inc.
“Corporation”	Canadian Pacific Railway Limited
“CPR”	CPRL and its direct and indirect subsidiaries, including CPRC
“CPRC”	Canadian Pacific Railway Company
“CPRL”	Canadian Pacific Railway Limited
“DSOP”	CPRL’s Directors’ Stock Option Plan
“DSU Plan”	CPRL’s Directors’ Deferred Share Unit Plan
“DSUs”	Deferred Share Units
“E&S Committee”	Environmental and Safety Committee of the CPRL board of directors
“Employee Shares”	Shares held by CPR employees under the ESPP
“ESPP”	CPRL’s Employee Share Purchase Plan
“Exchange Act”	United States Securities Exchange Act of 1934, as amended
“Executive DSU Plan”	CPRL’s Senior Executives’ Deferred Share Unit Plan
“Executive Officers”	Officers of CPR at the level of Vice-President and above
“Georgeson”	Georgeson Shareholder Communications Canada
“Governance and Nominating Committee”	Corporate Governance and Nominating Committee of the CPRL board of directors
“Governance Guidelines”	National Instrument 58-101 and National Policy 58-201
“MD&A”	Management’s Discussion and Analysis
“Meeting”	CPRL annual and special meeting of shareholders to be held on May 5, 2006
“MSOIP”	CPRL’s Management Stock Option Incentive Plan
“Named Executive Officers”	Executive Officers named in the Summary Compensation Table of this Circular
“Notice”	Notice of the Meeting
“NYSE”	New York Stock Exchange
“NYSE Standards”	Corporate governance listing standards of the NYSE
“Options”	CPRL stock options
“Pension Committee”	Pension Trust Fund Committee of the CPRL board of directors
“Performance Incentive Plan”	Canadian Pacific Railway Performance Incentive Plan
“President & COO”	President and Chief Operating Officer of CPRL
“Record Date”	March 10, 2006
“SARs”	Share appreciation rights
“SEC”	United States Securities and Exchange Commission
“Shares”	CPRL common shares
“SOA”	United States Sarbanes-Oxley Act of 2002
“Sr. VP”	Senior Vice-President of CPRC
“Supplemental Pension Plan”	Canadian Pacific Railway’s Management Supplemental Plan
“TSX”	Toronto Stock Exchange
“VP”	Vice-President of CPRC

GENERAL INFORMATION
This Circular is furnished in connection with the solicitation of proxies by the management of the Corporation to be used at the Meeting to be held on May 5, 2006, at the Fairmont Palliser Hotel, 133 – 9th Avenue S.W., Calgary, Alberta, for the purposes set out in the accompanying Notice.
The cost of soliciting proxies will be borne by CPRL. While proxies will be solicited primarily by mail, certain employees of CPRL may also solicit proxies in person or by telephone. CPRL has retained Georgeson, 66 Wellington Street West, Toronto Dominion Bank Tower, Suite 5210, Toronto, Ontario, M5K 1J3, at a fee of approximately $33,500 plus out-of-pocket expenses, to aid in the solicitation of proxies in Canada and the United States.
Proxies are counted and tabulated by CPRL’s transfer agent, Computershare, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, telephone 1-877-427-7245, toll free in North America or international at 514-982-7555. Computershare maintains the confidentiality of individual shareholder votes. However, proxies will be submitted to management where they contain comments clearly intended for management or to meet legal requirements.
Unless otherwise noted, the information contained in this Circular is given as of February 21, 2006, and all dollar amounts used in this document are in Canadian dollars.
INFORMATION ON VOTING
Voting Shares and Principal Shareholders
At February 21, 2006, there were 158,705,890 Shares outstanding. Each Share carries one vote.
To the knowledge of the directors and officers of CPRL, based on information at February 21, 2006, no individual or corporation beneficially owned, directly or indirectly, or exercised control over, ten per cent or more of the outstanding Shares.
Record Date and Provisions Relating to Voting
The board of directors of CPRL has fixed March 10, 2006, as the Record Date for the purpose of determining shareholders entitled to receive the Notice and vote at the Meeting. Each shareholder is entitled to one vote for each Share held, as shown as registered in such holder’s name on the list of shareholders prepared as of the close of business on the Record Date.
Appointment of Proxyholders
Shareholders wishing to be represented by proxy (or legal proxy in the case of non-registered shareholders) at the Meeting must deposit a properly executed proxy with Computershare or Georgeson, agents for CPRL, not less than 24 hours prior to the time fixed for holding the Meeting (or any adjournment thereof).
Registered shareholders may also vote by telephone or over the Internet by following the instructions provided on the enclosed form of proxy.
All Shares represented by a properly executed proxy will be voted or withheld from voting on the matters identified in the Notice in accordance with the instructions of the shareholder as specified thereon. A shareholder has the right to appoint a person or company other than the named appointee of management to represent such shareholder at the Meeting. To appoint a person or company other than the named appointee, strike out the name of the named appointee and write the name of the person or company you would like to appoint in the space provided.
Shareholders who have appointed a named appointee of management to act and vote on their behalf, as provided in the enclosed form of proxy, and who do not provide instructions concerning any matter identified in the Notice will have the Shares represented by such proxy voted FOR the election of the persons nominated for election as directors as set forth in this Circular, FOR the appointment of PricewaterhouseCoopers LLP as auditors and FOR each of the proposed amendments to the MSOIP.
The enclosed form of proxy, when properly signed, confers discretionary authority on the person or persons named to vote on any amendment to matters identified in the Notice and on any other matter properly coming before the Meeting. Management is not aware of any such amendment or other matter. If, however, any such amendment or other matter properly comes before the Meeting, the proxies will be voted at the discretion of the person or persons named on the form of proxy, all of whom are officers of CPRL.
Non-registered shareholders, or shareholders that hold their Shares in the name of an “intermediary”, such as a bank, trust company, securities broker or other financial institution, will have received this Circular and a form of proxy or voting instruction form from their intermediary. Follow the instructions provided in order to vote by mail, telephone or internet. Non-registered shareholders wishing to vote in person at the Meeting must follow the instructions included with the form of proxy or on the voting instruction form provided by their intermediary.
Employee Shares held under the ESPP are registered in the name of HSBC Securities (Canada) Inc., and held in a custodial account until such time as the Shares are withdrawn from the ESPP pursuant to its terms and conditions.
Voting rights attached to Employee Shares may be exercised through the use of a voting instruction form, which provides instructions regarding the voting of Employee Shares by mail, telephone or Internet. Holders of Employee Shares will have received this Circular together with the voting instruction form from the Corporation’s agent, Computershare.
Employee Shares will be voted in accordance with the instructions received from the employee, being the beneficial owner of the Employee Shares. Only those Employee Shares in respect of which a voting instruction form has been signed and returned or in respect of which voting instructions have been conveyed by telephone or Internet will be voted.
Revocability of Proxies
A registered shareholder or holder of Employee Shares may revoke a proxy by depositing an instrument in writing executed by such shareholder or by such shareholder’s attorney authorized in writing (or, in the case of a corporation, by a duly authorized officer or attorney), either at the Office of the Corporate Secretary, Canadian Pacific Railway, Suite 920, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or an adjournment thereof, or in any other manner permitted by law.
If voting instructions were conveyed by mail, telephone or the Internet, the conveying of new instructions by any of these means will supersede the prior instructions.
Non-registered shareholders who have voted and who wish to change their voting instructions should contact their intermediary to discuss the appropriate procedure to follow in this regard.
BUSINESS TO BE TRANSACTED AT THE MEETING
This Circular contains information relating to the receipt of CPRL’s audited consolidated financial statements, the election of directors, the appointment of auditors and amendments to the MSOIP to increase the maximum number of Shares that may be issued under the plan and, to prohibit, without shareholder approval, the reduction of the price at which Options may be exercised after they have been granted.
1.   FINANCIAL STATEMENTS
The audited consolidated financial statements of the Corporation for the year ended December 31, 2005, and the report of the auditors thereon will be placed before the Meeting. These audited consolidated financial statements form part of the Annual Report of the Corporation, which was mailed to registered shareholders and to non-registered shareholders who requested it, together with the Notice and Circular. Additional copies of the Annual Report, in English or French, may be obtained from the Corporate Secretary of CPRL upon request and will be available at the Meeting.
2.   ELECTION OF DIRECTORS
CPRL’s articles provide for the board of directors to consist of a minimum of five and a maximum of 20 directors.
CPRL’s Corporate Governance Principles and Guidelines provide that if, in an uncontested election of directors, a nominee for director receives a greater number of votes “withheld” from his or her election than votes “for” his or her election he or she shall promptly following the certification of the shareholder vote submit his or her resignation to the board of directors. The Governance and Nominating Committee shall consider the offer of resignation and recommend to the board of directors whether it should accept such a resignation. The board of directors is required to act on the recommendation within 90 days of the certification of the shareholder vote and will publicly disclose its decision.
Mr. J.E. Newall, Chairman of the Board, will retire at the close of the Annual Meeting, having attained the retirement age of 70 years for directors under the terms of the Corporation’s By-Law. Mr. Robert J. Ritchie, CEO, will retire from the Corporation at the close of the Meeting and will not be eligible to stand for re-election as a director.
The terms of office of each of the remaining current directors will expire at the close of the Meeting and all are proposed for nomination as directors. Shareholders will be asked to elect directors, including Mr. Frederic J. Green, The Hon. John P. Manley, Ms. Linda J. Morgan and Mr. Hartley Richardson, to hold office until the close of the next annual meeting of shareholders or until their successors are otherwise duly elected or appointed.
The current board has made a recommendation that the board elected at the Meeting elect Mr. J.E. Cleghorn chair of the board in replacement of Mr. Newall.
The persons proposed for nomination are, in the opinion of the board, well qualified to act as directors for the ensuing year. Each nominee has established his or her eligibility and willingness to serve as a director if elected. The persons named in the proxy are officers of CPRL who intend to vote at the Meeting FOR the election of the nominees whose names are set out below, unless specifically instructed on the proxy to withhold such vote. If, prior to the Meeting, any of the listed nominees becomes unable or unwilling to serve, the persons named in the proxy will have the right to use their discretion in voting for such other properly qualified nominees.
The board has established the following committees: Audit, Governance and Nominating, E&S, Compensation and Pension committees. The board does not have an Executive committee.
Nominees for Election to the Board of Directors
The table below provides the nominees’ names, ages, business experience, qualifications and other information relevant to their CPR directorship.

Stephen E. Bachand, 67(a) Ponte Vedra, Florida Shares: 3,129 DSUs: 18,496	Mr. Bachand is the Retired President and Chief Executive Officer of Canadian Tire Corporation, Limited, a hardgoods retailer specializing in automotive, sports and leisure, and home products. He held that position from March 1993 until his retirement in August 2000. He is a director of the Bank of Montreal and Fairmont Hotels & Resorts Inc. He graduated from Williams College in Williamstown, Massachusetts with a B.A. and from the Darden School of the University of Virginia with an M.B.A.

CPR Board Details:
•  Director since October 2001
•  Committee Chair: Compensation
•  Committee memberships: Audit, and, Governance and Nominating
•  Independent/ unrelated
• Attendance: Board and committee meetings 80%(b)

John E. Cleghorn, O.C., F.C.A., 64(a) Toronto, Ontario Shares: 12,000 DSUs: 7,540	Mr. Cleghorn is the Chairman and a director of SNC-Lavalin Group Inc., an international engineering and construction firm. He is the retired Chairman and Chief Executive Officer of the Royal Bank of Canada. He held that position from January 1995 until his retirement in July 2001. He is a director of Molson Coors Brewing Company, Nortel Networks Corporation and Nortel Networks Limited. He is a Member of the Desautels Faculty of Management International Advisory Board and Governor Emeritus of McGill University, Immediate Past Chairman and a director of Historica Foundation of Canada, Chancellor Emeritus of Wilfrid Laurier University and a director of Atlantic Salmon Federation. He graduated from McGill University in Montreal with a B.Com. and is a chartered accountant.

CPR Board Details:
•  Director since October 2001
•  Committee Chair: Pension
•  Committee memberships: Audit, and, Governance and Nominating
•  Independent/ unrelated
•  Attendance: Board and committee meetings 87%(b)

Should he be re-elected as a director it is expected that Mr. Cleghorn will be elected Chair of the Board and will become Chair of the Governance and Nominating Committee. He would then cease to be a member or chair of all other committees of the Board.

Tim W. Faithfull, 61 Oxford, Oxfordshire, England Shares: 1,460 DSUs: 11,027	Mr. Faithfull is the Retired President and Chief Executive Officer of Shell Canada Limited, an oil and gas company. He held that position from April 1999 to July 2003. He is a director of TransAlta Corporation, AMEC plc and Shell Pensions Trust Limited. From 1996 to 1999 he was Chairman and Chief Executive Officer of Shell Companies in Singapore. During this period he was also a director of DBS Bank and PSA Corporation. Between 1999 and July 2003 he was a member of the boards of Calgary Health Trust and The EPCOR Centre for the Performing Arts. He is also a Trustee of the Starehe Endowment Fund (UK), and a council member of the UK-Canada Colloquia. He graduated from the University of Oxford (Keble College), with a B.A. in Philosophy, Politics and Economics and is an alumnus of the London Business School (Senior Executive Program).

CPR Board Details:
•  Director since December 2003
•  Committee memberships: Governance and Nominating, E&S and Compensation
•  Independent/ unrelated
• Attendance: Board and committee meetings 100%(b)

Frederic J. Green, 49 Calgary, Alberta Shares: 12,071 DSUs: 23,953	Mr. Green is the President and Chief Operating Officer of the Corporation and CPRC, a position that he has held since November 2005. Since 1996, he has held several Vice-President positions at CPR including: Executive Vice-President and Chief Operating Officer of the Corporation and CPRC, Executive Vice-President, Marketing and Operations, CPRC, Senior Vice-President, Marketing and Sales, CPRC and Vice-President, Marketing, CPRC. He is also a director and officer of a number of CPR companies including the Soo Line Railroad Company and the Delaware and Hudson Railway Company, Inc., where he holds the position of President and Chief Executive Officer. He is a director of TTX Company, a provider or railcars in pool service for use on railroads in North America and is Vice-Chair of the Railway Association of Canada. He graduated from Concordia University in Montreal with a B.Com.

Mr. Green, CPRL’s COO, is not independent of or unrelated to the Corporation.

The Honourable John P. Manley, 56(a) Ottawa, Ontario Shares: 0 DSUs: 0	Mr. Manley is a senior counsel at the law firm of McCarthy, Tétrault LLP. He has held that position since May 2004. He is also a director of Nortel Networks Corporation and Nortel Networks Limited, and the Canadian Imperial Bank of Commerce. Mr. Manley was previously the Member of Parliament for Ottawa South from November 1988 to June 2004 and Chairman of the Ontario Power Generation Review Committee, which was responsible for reviewing the state of the energy system of Ontario, from December 2003 to March 2004. As a Member of Parliament, Mr. Manley also held various positions in the Canadian Federal Government, including Deputy Prime Minister of Canada from January 2002 to December 2003, Minister of Finance from June 2002 to December 2003, Chair of the Cabinet Committee on Public Security and Anti-Terrorism from October 2001 to December 2003, Minister of Foreign Affairs from October 2000 to January 2002 and Minister of Industry prior thereto. He graduated from Carleton University with a BA and from the University of Ottawa with an LL.B. He was granted the designation C.Dir (Chartered Director) by McMaster University in February 2006.

Mr. Manley is independent of and unrelated to the Corporation.

Linda J. Morgan, 53 Washington, D.C. Shares: 0 DSUs: 0	Ms. Morgan is chair of the Transportation Practice Group at Covington & Burling, a United States based international law firm. She has held that position since September 2003. Ms. Morgan was previously Chairman of the United States Surface Transportation Board, and its predecessor the Interstate Commerce Commission, from March 1995 to December 2002. Prior to joining the Interstate Commerce Commission Ms. Morgan served as General Counsel to the Senate Committee on Commerce, Science and Transportation. She graduated from Vassar College with an A.B., Georgetown University Law Centre with an J.D., and has completed the Program for Senior Managers in Government at Harvard University’s John F. Kennedy School of Government.

Ms. Morgan is independent of and unrelated to the Corporation.

Dr. James R. Nininger, 69 Ottawa, Ontario Shares: 1,500 DSUs: 4,449	Dr. Nininger is the Retired President and Chief Executive Officer of The Conference Board of Canada, a private not-for-profit research group. He held that position from September 1978 until his retirement in August 2001. He is a director of Power Corporation of Canada, a member of the Human Resources Committee of the National Arts Centre, a member of the Board of Directors of Community Foundations of Canada, the Community Foundation of Ottawa and the Canadian Patient Safety Institute. He graduated from the University of Ottawa with a B.Com. from the University of Western Ontario with an M.B.A. and from the University of Michigan with a PhD.

CPR Board Details:
•  Director since October 2001
•  Committee memberships: Governance and Nominating, E&S and Compensation
•  Independent/ unrelated
• Attendance: Board and committee meetings 100%(b)

Madeleine Paquin, 44 Montreal, Quebec Shares: 100 DSUs: 7,948	Ms. Paquin is the President and Chief Executive Officer and a director of Logistec Corporation, an international cargo-handling company. She has held that position since January 1996. She is also a director of Aéroports de Montréal. She graduated from École des Hautes Études Commerciales, Université de Montréal with a G.D.A.S. and from the Richard Ivey School of Business, University of Western Ontario with an H.B.A.

CPR Board Details:
•  Director since October 2001
•  Committee memberships: Audit, Governance and Nominating, and E&S
•  Independent/ unrelated
• Attendance: Board and committee meetings 87%(b)

Michael E.J. Phelps, O.C., 58 West Vancouver, British Columbia Shares: 16,479 DSUs: 4,449	Mr. Phelps is the Chairman of Dornoch Capital Inc., a private investment company. From January 1988 to March 2002 he served as President and Chief Executive Officer and subsequently Chairman and Chief Executive Officer of Westcoast Energy Inc. He is a Senior Advisor to Deutsche Bank AG, Canada. He is a director of Canfor Corporation, Duke Energy Corporation, Fairborne Energy Trust and Chairman and a director of Kodiak Exploration Limited. He serves on the board of the Vancouver Organizing Committee for the 2010 Olympic and Paralympic Games. Mr. Phelps is also Chairman of the GLOBE Foundation of Canada and the Committee to nominate the Canada Pension Plan Investment Board and a director of the Vancouver General Hospital & University of British Columbia Hospital Foundation. In 2003, Mr. Phelps was appointed by the Canadian government as Chairman of the “Wise Persons’ Committee”, a panel developed to review Canada’s system of securities regulation. He was appointed an Officer of the Order of Canada in 2001. He graduated from the university of Manitoba with a B.A. and an LL.B. and from the London School of Economics with an LL.M.

CPR Board Details:
•  Director since October 2001
•  Committee Chair: E&S
•  Committee memberships: Governance and Nominating, Compensation, and    Pension
•  Independent/unrelated
• Attendance: Board and committee meetings 73%(b)

Roger Phillips, O.C., 66 Regina, Saskatchewan Shares: 3,088 DSUs: 14,048	Mr. Phillips is the Retired President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company. He held that position from February 1982 until his retirement in December 2001. He is a director of Inco Limited, Toronto Dominion Bank, Imperial Oil Limited and Cleveland-Cliffs Inc. Mr. Phillips is a Fellow of the Institute of Physics and a Member of the Canadian Association of Physicists. He is also President of La Sauciere Investments Inc., a private company. He was appointed an Officer of the Order of Canada in 1999 and was presented with the Saskatchewan Order of Merit in 2002. He graduated from McGill University in Montreal with a B.Sc. in Physics and Mathematics.

CPR Board Details:
•  Director since October 2001
•  Committee Chair: Audit
•  Committee memberships: Governance and Nominating, and Pension
•  Independent/unrelated
• Attendance: Board and committee meetings 100%(b)

Hartley T. Richardson, 51 Winnipeg, Manitoba Shares: 3,000 DSUs: 0	Mr. Richardson is President and Chief Executive Officer of James Richardson & Sons, Limited, a privately owned corporation involved in the international grain trade, real estate, oil and gas development, family wealth management services, and private equity investments. He has held that position since April 1998. He is a director of Angiotech Pharmaceuticals, Inc., MacDonald Dettwiler and Associates, Railpower Technologies Corp. and SemBiosys Genetics Inc.. He is the Chairman of the Business Council of Manitoba and Vice-Chairman of the Canadian Council of Chief Executives. Mr. Richardson’s other affiliations include The Trilateral Commission and the World Economic Forum Global Leaders of Tomorrow. He is involved in a number of charitable endeavours and community organizations, including serving as Chairman of Winnipeg’s United Way 2004 Campaign. He graduated from the University of Manitoba in Winnipeg with a B.Com. (Hons.). The University of Manitoba conferred upon Mr. Richardson the honorary degree of Doctor of Laws in 2004.

Mr. Richardson is independent of and unrelated to the Corporation.

Michael W. Wright, 67 Longboat Key, Florida Shares: 1,000 DSUs: 17,578	Mr. Wright is the Retired Chairman of the Board and Chief Executive Officer of SUPERVALU INC., a food distributor and grocery retailer. He was Chairman and Chief Executive Officer from June 1981 to June 2001 and Chairman until June 2002. He is a Past Chairman of Food Distributors International and the Food Marketing Institute, and is a director of Wells Fargo & Company, Honeywell International, Inc., S.C. Johnson & Son, Inc., and Cargill Inc. He is a Trustee Emeritus of the University of Minnesota Foundation and is a member of the University of Minnesota Law School Board of Visitors and the Board of Trustees of St. Thomas Academy. He graduated from the University of Minnesota with a B.A. and from the University of Minnesota Law School with a J.D. (Honours).

CPR Board Details:
•  Director since October 2001
•  Committee memberships: Audit, Governance and Nominating, and Compensation
•  Independent/ unrelated
• Attendance: Board and committee meetings 96%(b)

(a)	S.E. Bachand was a director of Krystal Bond Inc. when it was subject to a cease trade order on April 12, 2002 for failure to file financial statements. It has since ceased to operate as a going concern. J.E. Cleghorn and J.P. Manley, directors of Nortel Networks Corporation and Nortel Networks Limited were subject to a cease trade order prohibiting trading in Nortel Networks securities, issued May 31, 2004, for failure by Nortel Networks to file certain financial statements. This cease trade order issued by the Ontario Securities Commission against directors, officers and certain other current and former employees, was revoked on June 21, 2005.

(b)	For details with respect to board and committee attendance see “Directors; Meeting Attendance” on page 12.
Director Independence/ Unrelatedness
The Board has conducted, through a combination of questionnaires, biographical reviews and discussion, a comprehensive assessment of all business and other relationships and interests of each current director and director nominee vis-à-vis the Corporation and its subsidiaries and has determined that each director and director nominee, except R.J. Ritchie and F.J. Green, (each of whom is an officer of the Corporation) is independent and unrelated to the Corporation in accordance with the criteria for independence/ unrelatedness established for all directors by the NYSE Standards and the Governance Guidelines, and that each member of the Audit Committee, in addition, meets the additional independence criteria established for audit committee members under Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder and Multilateral Instrument 52-110.

Interlocking Directorships
The table below lists the directors and director nominees of the Corporation who serve together on the boards of directors of other companies as at February 21, 2006.

Director/ Director Nominee
Company	of the Corporation

Nortel Networks Corporation	J.E. Cleghorn(a)

Nortel Networks Limited	J.P. Manley

(a)	Mr. Cleghorn will not be standing for re-election as a director of Nortel Networks Corporation at their annual meeting scheduled to be held on May 2, 2006, nor will he remain a director of Nortel Networks Limited following the meeting.
Directors of Other Reporting Issuers
The following table sets out the current directors and director nominees of the Corporation who are also directors of other reporting issuers, or equivalent, and the name of such issuers:

Director	Other reporting issuers of which the director is a director

J.E. Newall (Chair)	• Maple Leaf Foods Inc.
• NOVA Chemicals Corporation
• Novelis Inc.

S.E. Bachand	• Bank of Montreal
• Fairmont Hotels & Resorts Inc.

J.E. Cleghorn	• Molson Coors Brewing Company
• Nortel Networks Corporation
• Nortel Networks Limited
• SNC-Lavalin Group Inc.

T.W. Faithfull	• AMEC plc
• TransAlta Corporation

J.P. Manley	• Canadian Imperial Bank of Commerce
• Nortel Networks Corporation
• Nortel Networks Limited

J.R. Nininger	• Power Corporation of Canada

M. Paquin	• Logistec Corporation

M.E.J. Phelps	• Canfor Corporation
• Duke Energy Corporation
• Fairborne Energy Trust
• Kodiak Exploration Limited

R. Phillips	• Cleveland-Cliffs Inc.
• Imperial Oil Limited
• Inco Limited
• Toronto Dominion Bank

H.T. Richardson	• Angiotech Pharmaceuticals, Inc.
• MacDonald Dettwiler and Associates Ltd.
• Railpower Technologies Corp.
• SemBiosys Genetics Inc.

R.J. Ritchie	• ShawCor Ltd.

M.W. Wright	• Honeywell International, Inc.
• Wells Fargo & Company

Directors’ Meeting Attendance
Directors are expected to attend all board meetings and committee meetings on which they serve.
Directors meet without management present at every meeting of the board as the Governance and Nominating committee. The Governance and Nominating committee consists of all directors except directors who are also members of management.
The following table is a summary of each director’s attendance at board and committee meetings in 2005:

Director	Board Meetings Attended		Committee Meetings Attended

S.E. Bachand	5 of 6	83%	8 of 9 Audit	89%
			4 of 6 Governance and Nominating	67%
			2 of 3 Compensation (Chair)	67%

J.E. Cleghorn	5 of 6	83%	8 of 9 Audit	89%
			5 of 6 Governance and Nominating	83%
			2 of 2 Pension (Chair)	100%

T.W. Faithfull	6 of 6	100%	6 of 6 Governance and Nominating	100%
			2 of 2 E&S	100%
			3 of 3 Compensation	100%

J.E. Newall(a)	6 of 6	100%	6 of 6 Governance and Nominating (Chair)	100%

J.R. Nininger	6 of 6	100%	6 of 6 Governance and Nominating	100%
			2 of 2 E&S	100%
			3 of 3 Compensation	100%

M. Paquin(b)	5 of 6	83%	8 of 9 Audit	89%
			5 of 6 Governance and Nominating	83%
			2 of 2 E&S	100%

M.E.J. Phelps(c)	4 of 6	67%	4 of 6 Governance and Nominating	67%
			2 of 2 E&S (Chair)	100%
			2 of 3 Compensation	67%
			1 of 1 Pension	100%

R. Phillips	6 of 6	100%	9 of 9 Audit (Chair)	100%
			6 of 6 Governance and Nominating	100%
			2 of 2 Pension	100%

R.J. Ritchie (a)(d)	6 of 6	100%		—

M.W. Wright	6 of 6	100%	8 of 9 Audit	89%
			6 of 6 Governance and Nominating	100%
			3 of 3 Compensation	100%

(a)	Will retire from the board following the Meeting.

(b)	Did not attend the board and committee meetings held on August 3, 2005 due to illness. If able to attend Ms. Paquin’s board and committee attendance would have been 100%.

(c)	Did not attend the board meeting held on August 3, 2005, due to a medical emergency. If able to attend Mr. Phelps’ board attendance would have been 83%.

(d)	As CEO of the Corporation, Mr. Ritchie is not a member of any committee. Mr. Ritchie attended committee meetings, in full or in part, as appropriate, as a non-voting director at the request of the committees.
Directors’ Share Ownership Requirements
To ensure that directors’ interests are aligned with those of shareholders, non-employee directors are required to hold $270,000 in Shares/DSUs within five years of their initial election or appointment to the board. The Chairman of the Board is required to hold $800,000 in Shares/DSUs within 5 years of the Chair’s initial appointment. These amounts represent two and-one half times their respective annual cash and DSU retainers. The CEO is required to hold four times his base salary in Shares/DSUs pursuant to the ownership guidelines for Executive Officers and the President & COO three times.
The following table sets out each director’s equity ownership interest in the Corporation as at December 31, 2004 and 2005, the total value of Shares and DSUs held, and the amount required to meet the minimum share ownership guidelines, which each of the directors on the board as at December 31, 2005, has surpassed.

						Amount
					Total	Needed to	Date at which
				Total	Value of	Meet the	Shareholding
				Number	Shares	Shareholding	Requirement
		Number	Number	of Shares	and	Requirement	Is/Was to Be
Director	Year	of Shares	of DSUs	and DSUs	DSUs($)(a)	($)	Met

S.E. Bachand	2005	3,129	18,444	21,573	1,050,821	270,000	October 2006
	2004	3,129	14,260	17,389	714,688
	Change	0	4,184	4,184	336,133

J.E. Cleghorn	2005	5,000	7,519	12,519	609,800	270,000	October 2006
	2004	5,000	4,894	9,894	406,643
	Change	0	2,625	2,625	203,157

T.W. Faithfull	2005	1,460	10,997	12,457	606,780	270,000	December 2008
	2004	1,460	7,937	9,397	386,217
	Change	0	3,060	3,060	220,564

J.E. Newall	2005	20,000	30,769	50,769	2,472,958	800,000	October 2006
	2004	20,000	23,640	43,640	1,793,604
	Change	0	7,129	7,129	679,354

J.R. Nininger	2005	1,500	4,436	5,936	289,143	270,000	October 2006
	2004	1,500	2,624	4,124	169,496
	Change	0	1,812	1,812	119,646

M. Paquin	2005	100	7,926	8,026	390,946	270,000	October 2006
	2004	100	5,344	5,444	223,748
	Change	0	2,582	2,582	167,198

M.E.J. Phelps	2005	16,479	4,436	20,915	1,018,770	270,000	October 2006
	2004	16,479	2,624	19,103	785,133
	Change	0	1,812	1,812	233,637

R. Phillips	2005	3,088	14,009	17,097	832,795	270,000	October 2006
	2004	3,088	10,318	13,406	550,987
	Change	0	3,691	3,691	281,808

R.J. Ritchie	2005	77,512	51,166	128,678	6,267,905	3,440,000	October 2006
	2004	75,942	50,512	126,454	5,197,259
	Change	1,570	654	2,224	1,070,646

M.W. Wright	2005	1,000	17,530	18,530	902,596	270,000	October 2006
	2004	1,000	13,313	14,313	588,264
	Change	0	4,217	4,217	314,332

TOTAL	2005	129,268	167,232	296,500	14,442,515
	2004	127,698	135,466	263,164	10,816,040
	Change	4,827	31,766	33,336	3,626,475

(a)	Total values determined by reference to the closing price of Shares on the TSX and DSUs owned by the directors on December 31, 2005 ($48.71) and December 31, 2004 ($41.10), and exclude Options.
As at December 31, 2005, the total numbers of Shares and DSUs held by non-employee directors were 51,756 and 116,066, respectively. These Shares and DSUs had a combined total value of $8,174,609.

Directors’ Compensation
Philosophy
Directors who are also employees of CPR do not receive any compensation for board or committee service.
The Comparator Group used to establish competitive pay practices for the directors continues to be a subset of Canadian autonomous companies with annual revenues between $2 billion and $10 billion. Cash compensation is targeted at the 50th percentile and stock-based compensation at the 75th percentile, resulting in a total direct compensation target between the 50th and 75th percentiles of the comparator group.
Following a review by the Governance and Nominating Committee in August 2005, it was decided to increase the directors’ stock based compensation, effective April 1, 2005, to $83,000 from $70,000. The Chairman’s cash compensation was increased from $150,000 to $175,000 and his stock based compensation was increased from $133,000 to $145,000. Directors’ compensation was last increased in 2003.
Fees
Directors receive an annual retainer for participating on the board and its committees. They also receive a fee for every meeting attended whether by telephone or in person. At times, meetings are scheduled over a two-day period. In these instances, directors receive a fee for each day.
Non-employee directors not resident in Canada are paid the same face amount of annual retainers and meeting fees in U.S. dollars. Non-employee directors are reimbursed for travel and out-of-pocket expenses related to the board and committee meetings.
The table below sets out the fee schedule for non-employee directors effective April 1, 2005.

					Audit	Audit
	Board	Board	Committee	Committee	Committee	Committee
	Chair(a)	Member	Chair(b)	Member	Chair(b)	Member
	($)	($)	($)	($)	($)	($)

Cash retainer(c)	175,000	25,000	5,000	3,000	10,000	6,000

DSUs	145,000	83,000	—	—	—	—

Meeting attendance fee(c)	—	1,500	1,500	1,500	1,500	1,500

(a)	The fees paid to the Chairman of the Board are all inclusive. He does not receive a per meeting fee. In 2005 Mr. Newall elected to receive his cash compensation in DSUs.

(b)	Retainers are paid to Committee Chairs in addition to the Committee Member retainer.

(c)	Board and Committee members may elect to receive all of their cash compensation in DSUs.

Total Compensation for 2005
The following table provides the total compensation received by non-employee directors in 2005. Except as indicated all amounts are in Canadian dollars. Some directors have elected to receive all or a portion of their cash compensation in DSUs.

	Fees

	Amount	Amount		Stock Based	Total	% of Total
	in DSUs	in cash	Total fees	Compensation	Compensation	Compensation
Name	($)	($)	($)	(DSUs)($)	($)	taken in DSUs

S. E. Bachand(a)	70,000	0	70,000	79,750	149,750	100

J.E. Cleghorn	36,000	36,000	72,000	79,750	151,750	76

T.W. Faithfull(a)	30,125	30,125	60,250	79,750	140,000	78

J.E. Newall(b)	168,750	0	168,750	142,000	310,750	100

J.R. Nininger	0	61,000	61,000	79,750	140,750	57

M. Paquin	33,500	33,500	67,000	79,750	146,750	77

M.E.J. Phelps	0	61,250	61,250	79,750	141,000	57

R. Phillips	81,500	0	81,500	79,750	161,250	100

M.W. Wright(a)	71,500	0	71,500	79,750	151,250	100

(a)	US dollars;

(b)	Will retire from the board following the Meeting.
The total compensation in respect of 2005, received by non-employee directors, was approximately Cdn $1,584,879.
Directors’ Deferred Share Unit Plan (DSU Plan)
Under the DSU Plan, the directors may elect annually to receive all or a portion of their annual cash retainer and committee and meeting fees in the form of DSUs. A DSU is a bookkeeping entry having the same value as one Share, but is not paid out in cash until the director leaves the board, thereby providing an ongoing equity stake in the Corporation throughout the director’s tenure. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Shares. After leaving the board, the director will receive a cash amount equal to the value of the DSUs held by such director, based on the market value of the Shares at that time, minus applicable taxes.
The director must elect to participate in this aspect of the DSU Plan prior to the beginning of each calendar year. In addition, the DSU Plan provides for all directors to receive 100% of their long-term compensation in the form of DSUs. Newly-appointed or elected directors are entitled to receive an initial grant of $100,000 in DSUs upon joining the board and thereafter an annual grant of $50,000 in DSUs following each annual meeting of shareholders.
Only non-employee directors participate in the DSU Plan.
Directors’ Stock Option Plan (DSOP)
On July 21, 2003, the board of directors suspended all further grants of Options under the DSOP. The DSOP previously provided grants of Options to purchase 8,000 Shares to each newly-appointed or elected non-employee director. Non-employee directors also received annual grants of 4,000 Options on the third trading day of the TSX following each annual meeting of shareholders at which directors were elected. The exercise price for Options was set at the market value of Shares at the time of grant. Subject to applicable securities rules, Options granted under the DSOP may be exercised from time to time on and after the date of the grant for a period of 10 years. Outstanding Options granted prior to the suspension of the DSOP on July 21, 2003, remain in effect with no amendments. The maximum number of Shares approved for issuance under the DSOP is 500,000. As of December 31, 2005, there were 340,000 Options remaining in the pool.

The following table sets out information on the Options granted to each eligible non-employee director under the DSOP prior to its suspension on July 21, 2003.

							Value of In-The-
							Money
							Unexercised
							Options & SARs
	Options	Date of Grant		Exercise			at Fiscal Year-
	Granted	and Date of		Price	Total	Total	End
Name	(#)	Vesting	Expiry Date	($)	Exercised	Unexercised	($)(a)

S.E Bachand	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	168,720
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	60,440
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	63,560

J. E. Cleghorn	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	168,720
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	60,440
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	63,560

J.E. Newall(b)	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	168,720
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	60,440
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	63,560

J.R. Nininger	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	168,720
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	60,440
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	63,560

M. Paquin	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	168,720
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	60,440
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	63,560

M.E.J. Phelps	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	168,720
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	60,440
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	63,560

R. Phillips	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	168,720
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	60,440
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	63,560

M.W. Wright	8,000	Oct. 17, 2001	Oct. 17, 2011	27.62	0	8,000	168,720
	4,000	April 17, 2002	April 17, 2012	33.60	0	4,000	60,440
	4,000	May 1, 2003	May 1, 2013	32.82	0	4,000	63,560

(a)	The value of the unexercised in-the-money Options as at December 31, 2005, is the difference between their exercise price and the fair market value of the underlying shares on December 31, 2005. The value of such underlying shares on such date was $48.71.

(b)	Will retire from the board following the Meeting.
3.   APPOINTMENT OF AUDITORS
A resolution will be submitted to the Meeting appointing PricewaterhouseCoopers LLP as auditors of CPRL for a term expiring at the close of the 2007 annual meeting of shareholders. To be effective, the resolution must be approved by a majority of the votes cast by the shareholders voting in respect of the resolution. Representatives of PricewaterhouseCoopers LLP will be present at the Meeting with the opportunity to make a statement if they so desire and to respond to appropriate questions.
PricewaterhouseCoopers LLP and its predecessor firm have acted as the auditors of the Corporation’s wholly-owned subsidiary, CPRC, for more than five years and have been the Corporation’s auditors since October 1, 2001.

Audit and Non-Audit Fees and Services – 2005 & 2004(1)
Fees payable to PricewaterhouseCoopers LLP for the years ended December 31, 2005, and December 31, 2004, totaled $2,142,140 and $1,898,000, respectively, as detailed in the following table:

	Year ended	Year ended
	December 31, 2005	December 31, 2004

Audit Fees	$1,086,000	$1,005,000
Audit-Related Fees	$812,540	$574,900
Tax Fees	$243,600	$318,100
All Other Fees	$0	$0

TOTAL	$2,142,140	$1,898,000

The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.
Audit Fees
Audit fees were for professional services rendered for the audit of CPR’s annual financial statements and for services provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees
Audit-related fees were for assurance and associated services reasonably related to the performance of the audit or review of the annual statements and are not reported under “Audit Fees” above. These services consisted of: special attest services as required by various government entities; accounting consultations and special audits in connection with acquisitions; audit of financial statements of certain subsidiaries and of various pension and benefits plans of CPR; assistance with prospectus filings; access fees for technical accounting database resources; and assistance with preparations for compliance with Section 404 of the SOA of 2002.
Tax Fees
Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns; assistance with questions regarding tax audits, the preparation of employee tax returns under CPR’s expatriate tax services program and assistance in completing routine tax schedules and calculations; tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, and valued added tax); and access fees for taxation database resources.
All Other Fees
Fees disclosed under this category were for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”, above. There were no services in the category in 2005 and 2004.
4.              MANAGEMENT STOCK OPTION INCENTIVE PLAN (“MSOIP”)
(a)                 Amendment To Increase The Number Of Shares Available For Issuance
The board of directors believes that it is appropriate to increase the number of Shares available for issuance under the MSOIP so that CPR can maintain a competitive total compensation program for its key employees. It is their intent that the dilution resulting from this increase in the number of Shares available for issuance should be limited to 7%, their self imposed policy. Since this increase in Options will be required prior to the 2007 AGM, it is the board of director’s desire that this increase take effect in February 2007, prior to the next annual grant.
The shareholders approved the MSOIP on September 26, 2001. The MSOIP, described on page 25 of this circular, provides that the maximum number of Shares issuable thereunder is 11,000,000. Of the 11,000,000 Shares authorized for issuance under the MSOIP, 2,205,533 Shares have been issued as a result of the grant and exercise of

(1)	The information disclosed in this section can also be found in the Corporation’s 2005 Annual Information Form under the heading Audit Committee Information (Our Audit Committee).

Options, 8,626,687 Shares are currently subject to outstanding Options and 167,760 Shares remain available for future Option grants.
The board of directors recommends that the MSOIP be amended to increase the maximum number of Shares reserved for issuance under the MSOIP, effective at and after February 20, 2007, by a number of Shares equal to (i) the lesser of 7% of the outstanding Shares on that date and 11,400,000 Shares, less (ii) the sum of the number of Shares subject to outstanding Options on that date and the remaining number of Shares available for issuance under the MSOIP at that date (prior to giving effect to such increase) that are not subject to granted Options. It is estimated that the resulting increase in the maximum number of Shares reserved under the MSOIP will be at least 3,350,000 Shares if outstanding Options that will expire by February 19, 2007, and which are currently in the money, are exercised, and not more than 7,765,000 Shares if all Options which are exercisable prior to February 19, 2007 are exercised.
The text of the resolution authorizing the amendment of the MSOIP to increase the number of Shares that may be issued under the MSOIP is set out below. To be effective, the resolution must be passed by a majority of the votes cast by the shareholders voting in respect of the resolution.
The board of directors recommends a vote FOR the approval of the amendment to the MSOIP to increase the number of Shares that may be issued under the MSOIP.
RESOLVED that the amendment of the Management Stock Option Incentive Plan (the “MSOIP”) increasing the maximum number of Shares reserved for issuance under the MSOIP, effective at and after February 20, 2007, by a number of Shares equal to (i) the lesser of 7% of the outstanding Shares on that date and 11,400,000 Shares, less (ii) the sum of the number of Shares subject to outstanding Options on that date and the remaining number of Shares available for issuance under the MSOIP at that date (prior to giving effect to such increase) that are not subject to granted Options, be and it is hereby approved.
(b)                 Amendment To Prohibit, Without Shareholder Approval, The Reduction In The Exercise Price Of Options
The board of directors believes that it is appropriate that the MSOIP be amended to prohibit, without shareholder approval, the reduction of the price at which Options may be exercised after they have been granted, in order that the MSOIP reflect current corporate governance standards. Both TSX and NYSE rules provide that the reduction in the exercise price of Options after they have been granted must be submitted to shareholders for approval. The board of directors is of the view that the MSOIP should be amended to explicitly require such approval.
The board of directors therefore recommends that the MSOIP be amended to prohibit, without shareholder approval, the reduction of the price at which Options may be exercised after they have been granted.
The text of the resolution authorizing the amendment of the MSOIP to prohibit the reduction in the price at which Options may be exercised without shareholder approval is set out below. To be effective, the resolution must be passed by a majority of the votes cast by the shareholders voting in respect of the resolution.
The board of directors recommends a vote FOR the approval of the amendment to the MSOIP to prohibit, without shareholder approval, the reduction in the price at which Options may be exercised.
RESOLVED that the amendment of the MSOIP effective at and after May 5, 2006 by adding the following provision as section 4.13: “Notwithstanding any provision in this plan to the contrary, no Option or SAR may be amended to reduce the Exercise Price to a price below the Exercise Price applicable to such Option or SAR determined at the Grant Date. In addition, no Option or SAR may be granted in exchange for, or in connection with, the cancellation or surrender of an Option, or SAR.” to the MSOIP, be and it is hereby approved.
REPORTS OF COMMITTEES OF THE BOARD
REPORT OF THE AUDIT COMMITTEE
The Audit Committee is comprised of five directors, all of whom are unrelated and independent. Its purpose is to fulfill applicable public company audit committee legal obligations and to assist the board in fulfilling its responsibilities in relation to the disclosure of financial statements and information derived from financial statements and in relation to risk management matters, including the review of the annual and interim financial statements of the Corporation, the integrity and quality of the Corporation’s financial reporting and systems of internal control and risk management, the Corporation’s compliance with legal and regulatory requirements, the qualifications, independence, engagement, compensation and performance of the Corporation’s external auditors, and the performance of the Corporation’s internal audit function.
The Audit Committee reviewed its Terms of Reference in 2005, and determined that no changes were required. A copy of the Terms of Reference is attached to this Circular in Appendix 2.
In addition to other matters dealt with in 2005, the Audit Committee:
Financial Reporting

•	reviewed with management and the external and internal auditors prior to publication, the annual consolidated financial statements and notes thereto, the annual MD&A, the interim financial statements and notes thereto, the interim MD&A, and the Annual Information Form;

•	reviewed a report on all critical accounting polices and practices to be used, and treatments of financial information within generally accepted accounting principles;
Internal Controls Over Financial Reporting

•	reviewed the Corporation’s plans with respect to, received reports on, and monitored the progress of the Corporation’s internal control review initiative in preparation for the filing with the SEC in 2007 of management’s first annual report on internal controls over financial reporting;

•	received quarterly reports from the Corporation’s Disclosure Policy Committee with respect to management’s quarterly reviews of key internal controls over financial reporting and disclosure controls and procedures;
External Auditors

•	reviewed and confirmed the independence of the Corporation’s external auditors, based on the external auditors’ disclosure of its relationships with the Corporation and its affiliates;

•	reviewed a report of the external auditors on the auditors’ internal quality controls;

•	reviewed the performance and qualifications of the external auditors and recommended their re-appointment for shareholder approval;

•	reviewed with management and the external auditors the scope and plans of the annual audit;

•	met privately with representatives of the external auditors to discuss audit matters, the relationship and communications between the external auditors and management, and other issues which the external auditors or the Audit Committee wished to discuss;

•	reviewed and pre-approved the provision by the external auditors of certain non-audit services not prohibited by the SOA and approved a pre-approval policy for audit and non-audit services to be provided by the external auditors;
Internal Auditors

•	reviewed a quality assurance review of the Internal Audit function, discussed implementation of its recommendations with management and the Director of Internal Audit and monitored the progress of the implementation of the recommendations;

•	reviewed the annual work plan of the internal auditors;

•	reviewed and discussed with the board and management reports by the internal auditors on the audits performed, and monitored management’s responses to matters set forth therein;

•	reviewed and discussed with internal auditors and management a report on the Corporation’s anti-fraud program;

•	met privately with the Director, Internal Audit, from time to time and prior to approving the annual and interim financial results press releases, financial statements, notes, MD&As and other financial reporting documents, to discuss relevant issues;

Internal Controls and Financial Reporting Processes

•	reviewed with management and the internal and external auditors the adequacy of the internal controls and disclosure controls and procedures and reviewed reports thereon provided by the Disclosure Policy Committee;
Capital Project Governance

•	reviewed with management post implementation reviews of board approved capital projects;
Finance and Treasury

•	monitored the financing plan for 2005;

•	reviewed a normal course issuer bid for the purchase of the Corporation’s shares, and recommended its approval to the board; and

•	reviewed the activities and plans of the Treasury Department;
Risk Management

•	received reports on, and reviewed with management, matters relating to the enterprise risk management program, including insurance matters.
Throughout 2005, the Audit Committee met regularly with the external auditors, the Director, Internal Audit, the CFO, the Vice-President and Comptroller, the Vice-President and Treasurer and other members of management.
The Audit Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference in 2005.
R. Phillips (Chair)
S.E. Bachand
J.E. Cleghorn
M. Paquin
M.W. Wright
REPORT OF THE GOVERNANCE AND NOMINATING COMMITTEE
The Governance and Nominating Committee is comprised of all nine independent and unrelated members of the board. It has overall responsibility for monitoring and assessing the functioning of the board and its committees, and for developing and implementing good corporate governance practices. In addition, the Governance and Nominating Committee identifies individuals qualified to become board members and recommends to the board the director nominees for the annual meetings of shareholders. It also has oversight responsibility in respect of major issues of public policy relevant to the business of the Corporation and its subsidiaries.
The Governance and Nominating Committee Terms of Reference were revised in 2004. A copy of the Terms of Reference is attached to this Circular in Appendix 2.
In addition to other matters dealt with in 2005, the Governance and Nominating Committee:

•	reviewed what competencies and skills the board as a whole should possess, what competencies, skills and personal and other qualities the existing directors possess, and the appropriate size of the board with a view to facilitating effective decision-making;

•	reviewed and assessed potential new board candidates having regard to the foregoing and other relevant matters;

•	recommended to the board the nominees to stand for election as directors at the Meeting;

•	reviewed matters relating to the independence of each director and recommended approval by the board of revised criteria for director independence and of the Governance and Nominating Committee’s assessment of the independence of each director;

•	conducted an evaluation of the effectiveness of the board, its committees and each director, including the Chairman of the Board;

•	reviewed and recommended to the board the director compensation philosophy and compensation to be paid to non-employee directors;

•	evaluated the performance of the CEO and, upon recommendation by the Compensation Committee, approved the compensation to be paid to him in 2005;

•	reviewed and monitored matters relating to CPR’s approach to corporate governance, in order to maintain the highest standards in that regard; and

•	reviewed potential senior officer succession candidates and matters relating to senior officer succession planning, and made recommendations to the board concerning the appointment of senior officers.
The Governance and Nominating Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference in 2005
J.E. Newall (Chair)
S.E. Bachand
J.E. Cleghorn
T.W. Faithfull
J.R. Nininger
M. Paquin
M.E.J. Phelps
R. Phillips
M.W. Wright
REPORT OF THE E&S COMMITTEE
The E&S Committee is comprised of four directors, all of whom are unrelated and independent. Its purpose is to review and evaluate with management the environmental and safety practices, policies and procedures of CPR to ensure their effective implementation and compliance with applicable legislation, regulatory requirements and industry standards. The E&S Committee also reviews reports on, and monitors, specific environmental and safety issues and incidents, provides advice and direction to management thereon, and makes reports and recommendations to the board on environmental and safety matters.
The E&S Committee reviewed its Terms of Reference in 2005 and determined that no changes were required. A copy of the Terms of Reference is attached to this Circular in Appendix 2.
In addition to other matters dealt with in 2005, the E&S Committee:

•	reviewed with management all significant environmental matters relating to CPR, including legal and regulatory issues, the status of specific environmental issues, including the environmental audit program and corrective actions, CPR’s overall environmental remediation plan and resources, and wildlife mortality on the railway, and provided direction and guidance to management thereon; and

•	reviewed with management all significant safety matters relating to CPR, including legal and regulatory issues, CPR’s overall approach to safety issues, its record of personal injuries and other accidents during 2005, and the status of specific personal injury incidents and fatalities, and provided direction and guidance to management thereon.
The E&S Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference in 2005.
M.E.J. Phelps (Chair)
T.W. Faithfull
J.R. Nininger
M. Paquin
REPORT OF THE PENSION COMMITTEE
The Pension Committee is comprised of three directors, all of whom are unrelated and independent. Its purpose is to assist the board in overseeing the administration and governance of the pension plans of CPRC, in order to meet applicable legal and fiduciary obligations to plan members.
The Pension Committee reviewed and revised its Terms of Reference in 2005. A copy of the Terms of Reference is attached to this Circular in Appendix 2.

In addition to other matters dealt with in 2005, the Pension Committee:

•	Mr. M.E.J. Phelps was appointed a member of the Pension Committee by the board effective August 3, 2005;

•	reviewed and monitored the performance of the defined benefit and defined contribution pension funds;

•	reviewed the financial status of, and funding issues related to, the defined benefit pension option;

•	reviewed compliance reports regarding compliance of employer contributions with funding policy and legislation and compliance by external investment managers with respect to relevant policies, laws and regulations; and

•	reviewed and approved the pension plan audited financial statements.
The Pension Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference in 2005.
J.E. Cleghorn (Chair)
M.E.J. Phelps
R. Phillips
REPORT OF THE COMPENSATION COMMITTEE
The Compensation Committee is comprised of five directors, all of whom are unrelated and independent. Its purpose is to fulfill applicable public company compensation committee legal obligations and to discharge the board’s responsibilities relating to:

•	the appointment, compensation and reporting relationships of the Executive Officers;

•	the compensation philosophy of the Corporation;

•	the adoption and amendment of incentive compensation plans, equity based plans and retirement plans, subject to shareholder approval if required;

•	the establishment of performance objectives and the conduct of performance evaluations for certain Executive Officers;

•	CPR’s organizational health; and

•	succession planning.
The Compensation Committee Terms of Reference were revised in 2004. A copy of the Terms of Reference is attached to this Circular in Appendix 2.
In addition to other matters dealt with in 2005, the Compensation Committee:

•	thoroughly reviewed the structure and reporting relationships of senior management;

•	extensively reviewed throughout the year succession plans for the CEO and development plans for internal CEO candidates and recommended the appointment of F.J. Green as President & COO;

•	completed a full review of succession plans for members of the CPR Executive Committee and other Executive Officers;

•	reviewed and made recommendations to the board for seven Executive Officer appointments;

•	reviewed CPR’s Long Term Incentive Plan design, and the level of compensation to be paid to Executive Officers;

•	approved the 2005 performance objectives and the 2006 performance objectives of the CEO;

•	recommended to the Governance and Nominating Committee the compensation to be paid to the CEO in 2005;

•	recommended to the board a grant of Options pursuant to the Management Stock Option Incentive Plan (“MSOIP”), including setting the performance vesting targets for the performance-accelerated Options;

•	approved an allocation of Options available in 2006 for granting by the CEO from time to time to eligible employees in accordance with the MSOIP;

•	reviewed alternatives available to address the replenishment of the reserve set aside under MSOIP;

•	recommended to the board an amendment to the Executive DSU Plan;

•	recommended to the board the payout level under the Performance Incentive Plan for the 2004 plan year;

•	reviewed the progress of corporate performance and approved the payout calculation methodology for the 2005 Performance Incentive Plan;

•	recommended to the board the targets for the 2006 Performance Incentive Plan awards;

•	reviewed and discussed with management CPR’s performance relating to workforce productivity, organizational health and organizational capability; and

•	met with the Compensation Committee’s independent compensation consultant without management present.
The Compensation Committee is satisfied that it has fulfilled all of its responsibilities under its Terms of Reference in 2005.
S.E. Bachand (Chair)
T.W. Faithfull
J.R. Nininger
M.E.J. Phelps
M.W. Wright
STATEMENT OF EXECUTIVE COMPENSATION
COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION
Executive Compensation Philosophy
CPR’s executive compensation program supports the Corporation’s vision, mission and values, reinforces the corporate and business strategies, and promotes strong ownership levels. The executive compensation philosophy promotes:

•	attraction, retention and motivation of talented executives in a challenging business environment;

•	focus of executives’ efforts on performance improvement;

•	recognition of individual contributions as well as overall business results; and

•	sustained shareholder value creation by aligning the interests and awards of executives with those of the Corporation’s shareholders.
Compensation Strategy
Total compensation for each Executive Officer, including those named in the Summary Compensation Table, is designed to be between the 50th and 75th percentiles of corresponding positions in the Comparator Group. This design is accomplished through targeting base salary and annual incentive compensation at the 50th percentile of the Comparator Group while positioning long-term compensation at the 75th percentile of the Comparator Group. Positions below the executive level target the 50th percentile of the Comparator Group for base salary, annual incentive compensation and long-term compensation.
The compensation of Executive Officers, including the Named Executive Officers, is evaluated and recommended by the Compensation Committee to the Governance and Nominating Committee in the case of the CEO, and to the board of directors in the case of all the other Executive Officers.
In discharging its mandate, the Compensation Committee has engaged Towers Perrin to provide expertise and advice on matters relating to executive compensation. This includes providing market compensation information, providing advice on appropriate comparator organizations, and current market practice and best practices with regard to incentive plan design. This information and advice is used by the Compensation Committee in connection with the development and oversight of compensation policies and programs.
Towers Perrin also provides actuarial and other pension advice to the Corporation, as well as advice on its health and welfare programs. The Compensation Committee has a formal mandate that outlines Towers Perrin’s role and terms of reference as an independent advisor to the Compensation Committee. Important features include a clear reporting relationship of the consultant to the Compensation Committee and assurances that the executive compensation consultant has a reporting relationship and compensation determined separately from the other activities of Towers Perrin and CPR.
Compensation Mix
The compensation package for Executive Officers has significant at-risk components. The compensation mix is comprised of three main elements: base salary and annual and long-term incentives. The percentage of each element varies in accordance with the level of the individual’s position in the organization and is regularly reviewed against competitive practice.
The following table shows the percentage breakdown of direct compensation:

		President &
	CEO	COO	CFO	Sr. VPs	VPs
	(%)	(%)	(%)	(%)	(%)

Base	24	28	33	38	43

Short-term	17	17	17	15	15

Long-term	59	55	50	47	42

Total	100	100	100	100	100

1.   Base Salary
The Compensation Committee recommends to the board of directors of the Corporation, and in the case of the CEO, to the Governance and Nominating Committee, the base salaries of the Executive Officers, following a review of market data. Actual individual salary levels are based on a number of factors, including the individual’s performance, responsibilities and experience, to ensure that the salaries reflect the contribution of each Executive Officer. In establishing the base salary for each Executive Officer, the Corporation targets the market median (50th percentile) paid to the comparable executive officers of the Comparator Group. Executive Officers are, on average, at the 50th percentile of the Comparator Group.
2.   Annual Incentive Plan
The Corporation believes that incentive pay encourages employees to contribute to CPR’s overall performance. To this end, CPR’s Performance Incentive Plan provides an opportunity for participants (including all Executive Officers and non-unionized employees) to earn an annual cash award based on the achievement of corporate targets (the corporate component) and individual performance objectives (the individual component). Each year, key performance measures are set by the board in respect of the corporate component. Performance measures relating to the individual component are set by individual employees (including all Executive Officers) with their managers, or in the case of the CEO, with the Compensation Committee and subsequently approved by the Governance and Nominating Committee.
The award payable under the corporate component is dependent on the Corporation’s performance against target. Any award payable under the corporate component is subject to a specified threshold of corporate performance, which is also set annually by the board.
Individual measures reflect the achievement of established individual performance objectives calibrated through CPR’s performance management program. Any award payable under the individual component is subject to a minimum level of corporate performance, which is set annually by the board.

The weighting of the corporate and individual components is dependent on an employee’s level in the organization. Weightings for the 2005 annual incentive plan are as follows:

	Target Award
	Level as a %	Corporate	Individual
	of base	Component	Component
Level	salary (%)	Weighting (%)	Weighting(%)

CEO	70	75	25

Other Named Executive Officers	40 – 60	75	25

Other Executive Officers	35	75	25

Senior Managers	20 – 25	60	40

Remaining Participants	5 – 15	50	50

The maximum bonus opportunity for exceptional CPR financial performance and individual contribution is 200% of the target award level.
Following a year-end assessment, the Compensation Committee reviews and approves individual awards for each of the Executive Officers, and the aggregate of all awards payable under the annual incentive plan.
For the 2005 plan year, the performance measure for the corporate component was operating income adjusted to accommodate fluctuations in the US dollar exchange rate and fuel prices. CPR exceeded its operating income target. The board approved a payout of 200% of the target award level applicable to the corporate performance component, and a payout on the individual performance component, the level of which varies depending on the individual’s performance as calibrated through CPR’s performance management program. For the Named Executive Officers, the individual performance ratings ranged from 130% to 150% of the individual component target.
3.   Long-Term Incentives
Management Stock Option Incentive Plan
The purpose of MSOIP is to focus management’s performance on key financial and shareholder metrics, align the interests of management with those of shareholders and encourage participation in the long-term growth and financial success of CPR, thereby increasing shareholder value.
The Compensation Committee makes recommendations to the board of directors regarding grants of Options to Executive Officers. In determining the size of a new grant of Options, neither the amount nor the terms of previously granted Options are taken into consideration. The CEO, as well as the Chairman of the Board and the Chairman of the Compensation Committee, also have authority to grant Options to employees within certain defined parameters. In 2005, grants under this authority were minimal (i.e. 8,000 Options).
Participants in the MSOIP are granted a number of Options exercisable at the last closing market price of Shares on the TSX prior to the approval of the grant. The maximum number of Shares approved for issuance under MSOIP is currently 11,000,000. As at December 31, 2005, 1,496,656 Options were remaining in the pool.
Shareholders will be asked at the Meeting to amend the MSOIP to increase the maximum number of shares that may be issued under MSOIP as referenced on page 17.
CPR has two types of Options: regular Options and performance-accelerated Options. Regular Options expire ten years from the date of grant. Half of the regular Options become exercisable on the second anniversary of the grant and the balance on the third anniversary. Tandem SARs may be attached to half the regular Options granted. The vesting requirements and term of SARs are consistent with the regular Options to which they are attached. Grants of regular Options are designed to position long-term incentives at the 50th percentile of the Comparator Group.
Performance-accelerated Options expire five years after the date of the grant and become exercisable on the fourth anniversary of the grant, or earlier, upon the achievement by CPR of specified performance criteria. Similar to previous years’ grants, the performance-accelerated Options granted in 2005 had specific operating ratio targets as the performance criteria. Of the performance-accelerated Options granted to date, 617,900 Options from the 2004 grant have had vesting accelerated by performance. There is a minimum one-year vesting requirement, even if the performance criteria have been achieved prior to that time. Grants of performance-accelerated Options made in

2005 are provided only to executives and are designed to provide additional incentive opportunity, increasing their target long-term incentive opportunity from the 50th to the 75th percentile of the Comparator Group.
Fifty percent of the 2005 performance-accelerated Options vest on or after the achievement of an annual operating ratio of 74.9 percent, and the remaining 50 percent on or after surpassing the projected operating ratio targets by 20 basis points in years 2006, 2007 or 2008. The accelerated operating ratio targets are premised on certain assumptions regarding fuel prices and the US dollar exchange rate.
Share Ownership Guidelines
It is CPR’s belief that stock ownership further aligns the interests of the management team with those of shareholders. CPR encourages stock ownership and demonstrates this commitment by paying a significant portion of Executive Officer compensation through stock based compensation programs (DSUs, performance-accelerated Options and regular Options).
CPR has share ownership guidelines in place for each of its Executive Officers. The guidelines set a level of share ownership, expressed as a multiple of the Executive Officer’s current base salary, that the individual is required to hold as long as he or she is employed. Shares and DSUs are included in determining an Executive Officer’s ownership level. The ownership guidelines are as follows:

Level	Multiple of Salary

CEO	4X

President & COO	3X

CFO	2X

Sr. VPs and VPs	1X

Each Executive Officer is expected to achieve the applicable minimum level of share ownership over a five-year period. Executive Officers promoted to a higher ownership level are expected to achieve the new level within five years from the date of the promotion.
As of February 21, 2006, all Named Executive Officers have achieved their respective minimum levels of share ownership.
Executive DSU Plan
The Executive DSU Plan was developed to strengthen the alignment of interests between executives and shareholders.
Under the Plan, Executive Officers may elect to receive all or a portion of their annual incentive award in DSUs. The Executive Officer must elect to participate in this aspect of the Executive DSU Plan prior to the beginning of the calendar year for which the annual incentive award is paid. When the annual incentive award is determined, the amount elected is converted to DSUs, which have a value equal to the average market price of a Share for the ten trading days immediately prior to December 31st of the calendar year for which the award is paid.
To assist in the attainment of an Executive Officer’s share ownership guideline, during the first six months following the appointment of the Executive Officer or a change in their ownership level requirement, CPR will contribute one DSU for each three Shares or DSUs acquired by the individual. For the next 54 months following that six-month period, CPR will contribute one DSU for each four Shares or DSUs acquired by the Executive Officer. The matching DSUs will vest if the underlying Shares or DSUs are held for a three-year period. The CPR match is capped at the minimum level required to meet the share ownership guidelines when combined with the Executive Officer’s contribution during the first six months of the appointment.
Executive Officers may only redeem their DSUs after termination of employment or retirement. The value of the DSU at the time of payment will be based on the average market price of a Share for the ten trading days immediately preceding the payment date.

Employee Share Purchase Plan
Established in 2001, the ESPP is designed to link employees’ interests with those of shareholders in keeping with the Corporation’s belief that all employees have an impact on CPR’s success. The ESPP provides a mechanism for eligible CPR employees to acquire Shares through payroll deductions.
Under the ESPP, contributions by CPR and by eligible employees are used to make purchases of Shares on the open market. Each eligible employee may contribute up to six percent of the employee’s salary to the ESPP. CPR will purchase and contribute one Share for each three Shares purchased on behalf of each eligible employee under the ESPP. In no case will Shares be issued from treasury pursuant to the ESPP. Shares contributed by CPR will not vest in favour of the eligible employee until the end of the calendar quarter in which the underlying Shares purchased by the employee’s contribution have been held for a period of one year. Employees must remain participants of the ESPP at the time of vesting in order to receive the CPR match.
All of the Named Executive Officers are among the approximately 55% of employees who are participants in the ESPP.
CEO Compensation
The CEO, Mr. R.J. Ritchie, is also governed by the pay-for-performance philosophy of CPR’s executive compensation program. On an annual basis, the Compensation Committee reviews the compensation paid to chief executive officers of the Comparator Group, in order to assess the competitiveness of the CEO’s compensation. Based upon the recommendation of the Compensation Committee, the compensation of the CEO is approved by the Governance and Nominating Committee after careful assessment of his personal contribution to CPR’s performance. This assessment is based on a number of quantitative and qualitative factors, which are set annually by the Compensation Committee.
Mr. Ritchie is a participant in CPR’s Performance Incentive Plan, MSOIP and ESPP. His base salary and annual incentive compensation are targeted at the 50th percentile of the Comparator Group, while the stock based compensation is targeted at the 75th percentile to bring his total direct compensation between the 50th and 75th percentile of CEOs in the Comparator Group. Mr. Ritchie’s 2005 compensation is positioned at these targeted percentiles.

(a)	Base Salary
Effective April 1, 2005, Mr. Ritchie’s annual salary was increased to $860,000 to reflect the market value of the role, and Mr. Ritchie’s performance.

(b)	Annual incentive Plan
Under the Performance Incentive Plan, Mr. Ritchie’s target award level was 70% of base salary in 2005. The weighting continues to be 75% on corporate component and 25% on individual component. The performance measure for the corporate component of the plan was operating income, adjusted to accommodate the fluctuations in the US dollar exchange rate and fuel prices.
The payout in respect of the corporate component was 200% of the target level. In Mr. Ritchie’s case this amounted to $903,000. With respect to the individual component, Mr. Ritchie achieved 150% of his individual performance target, or $225,750, based on his performance against his individual objectives relating to:

•	30% – financial metrics, including top-line revenue growth from yield, operating ratio, free cash after dividends, earnings per share, strengthening relationships with analysts/ investors, and governance;

•	30% – people/ organization, including senior succession planning, leadership development, fostering teamwork, performance differentiation, and employee engagement;

•	25% – service and operations, including safety (as measured by personal injuries and train accidents), environmental (audits and corrective action planning), customer engagement/ relationship building, and ensuring trip plan compliance; and

•	15% – specified strategic initiatives
Mr. Ritchie’s total award under PIP was $1,128,750 representing 131% of his base salary and 188% of his target.

(c)	Management Stock Option Incentive Plan
Under MSOIP Mr. Ritchie was granted 94,900 regular Options and 103,300 performance-accelerated Options on February 21, 2005, at an exercise price of $42.05, the market price immediately preceding the approval of the grant.

(d)	Relative Weightings
The relative weightings of the various components of the 2005 design of Mr. Ritchie’s total compensation, based on his target award levels under the Performance Incentive Plan and MSOIP, are set forth in the following table:

Percentage of Total
Compensation Component	Compensation

Base Salary	20%

Performance Incentive Plan	14%

MSOIP	51%

Benefits and Perquisites	1%

All Other Compensation (including pension service and compensation costs)	14%

Total	100%

The foregoing report has been made by the members of the Compensation Committee:
S.E. Bachand (Chair)
T.W. Faithfull
J.R. Nininger
M.E.J. Phelps
M.W. Wright

SUMMARY COMPENSATION TABLE
The following disclosure of executive compensation provides information on the compensation of CPR’s Named Executive Officers, being the CEO, the CFO and CPR’s next three most highly compensated Executive Officers, during the year ended December 31, 2005.

		Annual Compensation			Long-term Compensation

					Awards		Payouts

					Securities
					Under	Restricted
				Other	Options &	Shares or
				Annual	SARs	Restricted	LTIP	All Other
		Salary	Bonus	Compensation	Granted	Share Units	Payouts	Compensation
Name and Principal Position	Year	($)	($)	($)(e)	(#)(f)	($)	($)	($)(h)

R.J. Ritchie (a)	2005	851,250	1,128,750	28,683	198,200	0	0	16,855
Chief Executive Officer	2004	806,250	800,000	25,764	208,800	0	0	15,964
	2003	743,750	84,375	24,046	207,000	0	0	14,726

M.T. Waites(b)	2005	396,250	365,000	11,046	53,600	1,203,600(g)	0	1,308
Executive Vice-President	2004	385,000	234,321	9,922	62,000	0	0	1,270
and Chief Financial Officer;	2003	376,667	32,484	9,456	57,900	0	0	6,308
Chief Executive Officer, US Network

F.J. Green(c)	2005	497,917	581,288	12,020	64,100	0	0	112,944
President and Chief	2004	398,988	285,143	6,448	62,000	0	0	118,986
Operating Officer	2003	286,000	12,513	4,827	33,900	0	0	12,163

N.R. Foot	2005	299,500	222,740	4,882	34,000	0	0	5,930
Senior Vice-President,	2004	292,750	137,064	4,385	38,200	0	0	5,796
Operations	2003	286,000	12,513	4,277	33,900	0	0	5,663

M.M. Szel(d)	2005	287,876	214,600	4,684	33,400	0	0	5,700
Senior Vice-President,	2004	270,750	114,675	4,207	28,700	0	0	5,361
Marketing and Sales	2003	256,000	14,513	4,103	28,600	0	0	5,069

Notes:

(a)	Mr. Ritchie was appointed Chief Executive Officer in November 2005. Prior thereto he was President and Chief Executive Officer.

(b)	Mr. Waites was appointed Executive Vice-President and Chief Financial Officer and Chief Executive Officer U.S. Network in March 2003.

(c)	Mr. Green was appointed Executive Vice-President, Operations and Marketing in January 2004, Executive Vice-President and Chief Operating Officer in October 2004, and President and Chief Operating Officer in November 2005.

(d)	Ms. Szel was appointed Vice-President, Marketing and Sales — Bulk in February 2004, Senior Vice-President, Bulk Commodities and Government Affairs in February 2005, and Senior Vice-President, Marketing and Sales in January 2006.

(e)	The value of perquisites and other personal benefits is not greater than the lesser of $50,000 and 10% of the total annual salary and bonus of each Named Executive Officer. These values represent the dividend equivalents accrued during each year in respect of DSUs awarded under the Executive DSU Plan.

(f)	Represents Options granted under MSOIP.

SARs are attached to 50% of the Options set out in the table with the exclusion of performance-accelerated Options.

(g)	Mr. Waites was granted 30,000 restricted share units on January 5, 2005, valued at $1,203,600 based on a share price of $40.12 as at January 5, 2005. The restricted share units will time vest on August 1, 2007.

(h)	Represents the value of Shares purchased by CPR pursuant to the matching provisions of the ESPP. It also includes the value of matching DSUs awarded under the Executive DSU Plan.

OPTIONS AND SAR GRANTS DURING 2005
The following table shows Options and SARs granted under MSOIP for each of the Named Executive Officers for the fiscal year ended December 31, 2005.

				Market Value of
	Securities, Under	% of Total Options/		Securities Underlying
	Options/SARs	SARs Granted to	Exercise or Base	Options/SARs on the
	Granted (#)	Employees in	Price	Date of Grant	Expiration
Name	(a)	Fiscal Year	($/Security)	($/Security)	Date

R.J. Ritchie	94,900	6.1	42.05	42.05	February 21, 2015
	103,300	6.6	42.05	42.05	February 21, 2010

M.T. Waites	29,500	1.9	42.05	42.05	February 21, 2015
	24,100	1.5	42.05	42.05	February 21, 2010

F.J. Green	35,300	2.3	42.05	42.05	February 21, 2015
	28,800	1.9	42.05	42.05	February 21, 2010

N.R. Foot	19,200	1.2	42.05	42.05	February 21, 2015
	14,800	1.0	42.05	42.05	February 21, 2010

M.M. Szel	18,900	1.2	42.05	42.05	February 21, 2015
	14,500	0.9	42.05	42.05	February 21, 2010

Note:

(a)	Under MSOIP each Named Executive Officer was granted regular and performance-accelerated Options to purchase Shares on February 21, 2005, at an exercise price of $42.05. SARs are attached to 50% of the regular Options, which expire February 21, 2015. Performance-accelerated Options expire February 21, 2010. One half of regular Options and SARs granted become exercisable two years after the grant and the balance become exercisable three years after the grant. Performance-accelerated Options become exercisable on the fourth anniversary of the grant or earlier upon the achievement by CPR of specified performance criteria. There is a minimum one-year vesting limit, even if the performance criteria have been achieved prior to the expiration of that time.
AGGREGATED OPTIONS AND SAR EXERCISES DURING 2005 AND YEAR-END OPTIONS AND SAR VALUES
The following table sets out information on the exercise by each of the Named Executive Officers of Options and SARs granted under MSOIP for the fiscal year ended December 31, 2005, and the Options and SARs values at December 31, 2005.

					Value of Unexercised
			Unexercised Options & SARs		In-The-Money Options & SARs
			at Fiscal Year-End		at Fiscal Year-End

	Securities Acquired	Aggregate Value	Exercisable	Unexercisable	Exercisable	Unexercisable
	on Exercise	Realized
Name	(#)	($)	(#)(a)(b)		($)(c)

R.J. Ritchie	Nil	Nil	525,000	650,800	11,338,602	8,999,858

M.T. Waites	Nil	Nil	157,725	176,500	3,400,139	2,433,365

F.J. Green	36,900	780,733	38,350	163,750	704,446	2,094,495

N.R. Foot	46,200	975,339	41,850	109,850	794,393	1,508,231

M.M. Szel	17,000	378,460	58,375	95,450	1,293,803	1,275,357

Notes:

(a)	SARs are attached to 50% of the number of Options set out in the table, with the exclusion of performance-accelerated Options granted under MSOIP.

(b)	One half of regular Options and SARs granted become exercisable two years after the grant, and the balance become exercisable three years after the grant. Performance-accelerated Options become exercisable on the fourth anniversary of the grant, or earlier upon the achievement by CPR of specified performance criteria. There is a minimum one-year vesting limit, even if the performance criteria have been achieved prior to the expiration of that time.

(c)	The value of unexercised in-the-money Options at December 31, 2005, is the difference between their exercise price and the fair market value of the underlying Shares on December 31, 2005. The value of such underlying Shares on such date was $48.71. These Options have not been, and may never be, exercised, and actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table shows, as of December 31, 2005, compensation plans under which equity securities of the Corporation are authorized for issuance upon the exercise of Options outstanding under MSOIP and the DSOP. The table also shows the number of Shares remaining available for issuance and includes 340,000 Shares under the DSOP although grants under this plan are currently suspended.

Number of securities available
	Number of securities to be	Weighted-average exercise	for future issuance under
	issued upon exercise of	price of outstanding	equity compensation plans
	outstanding Options,	Options, warrants and	(excluding securities reflected
	warrants and rights	rights	in column (a))
Plan Category	(a) (#)	(b) ($)	(c) (#)

Equity compensation plans approved by security holders	7,971,517	32.06	1,836,656

Equity compensation plans not approved by security holders	Nil	Nil	Nil

Total	7,971,517	32.06	1,836,656

The material features of the equity compensation plans referred to in the above table are described in Note 21 to the Corporation’s audited consolidated financial statements for the year ended December 31, 2005, and elsewhere in this Circular.
PENSION PLANS
As at December 31, 2005, CPR maintained a contributory defined benefit pension plan pursuant to which pensions are paid to eligible officers and employees of CPR at retirement. Under the Basic Pension Plan, the amount of an individual’s pension is based on 2% of the average of the best five consecutive years or final 60 months of pensionable earnings multiplied by credited years of service up to a maximum of 35, inclusive of pensions under the Canada Pension Plan or Quebec Pension Plan. The normal retirement age under the Basic Pension Plan is 65. The pension is payable for the lifetime of the former Basic Pension Plan member and continues to the surviving spouse at rates set forth in the Basic Pension Plan. A portion of the pension is indexed at 50% of the change in the Consumer Price Index to a maximum of 3%. Under the Basic Pension Plan, the pension benefit is limited to the maximum amount prescribed under the Income Tax Act.
CPR also maintained a non-contributory Supplemental Pension Plan in which Executive Officers participate. The Supplemental Pension Plan provides pension benefits in excess of the maximum permitted under the Basic Pension Plan. Annual incentive plan awards and notional awards approved by the Compensation Committee are included in the calculation of pensionable earnings (the best five-year average of such awards is limited to the individual’s target level at retirement).
Members of the Basic Pension Plan and the Supplemental Pension Plan can retire with an unreduced pension when their age plus credited service equals 85 years, with a minimum age of 55, subject to employer consent. Members of the Supplemental Pension Plan may also retire with an unreduced pension at age 60. The Supplemental Pension Plan also provides additional benefits for executives who join the Basic Pension Plan in mid-career.
A defined contribution (“DC”) pension option was introduced in both the Basic Pension Plan and Supplemental Pension Plan effective January 1, 2001. Non-unionized employees were given the opportunity at that time to participate in the DC pension option and to convert past service defined benefit entitlements as an initial deposit to their DC account. All newly hired non-unionized employees have the option to participate in either the defined benefit or DC pension option.

The following table shows the aggregate annual retirement benefits payable under the Basic Pension Plan and the Supplemental Pension Plan upon retirement at age 65, based upon the defined benefit pension provisions in effect during 2005 (exclusive of the amounts paid under the Canada Pension Plan or Quebec Pension Plan):

ANNUAL PENSION PAYABLE UPON RETIREMENT AT NORMAL RETIREMENT AGE

	Years of Service

Remuneration	15	20	25	30	35
Including
annual bonus
$	$	$	$	$	$

300,000	158,825	175,826	187,399	195,097	200,254

400,000	215,082	237,750	253,181	263,444	270,254

500,000	275,919	302,366	320,368	332,342	340,254

600,000	333,092	364,828	386,431	400,800	410,254

700,000	390,265	427,290	452,493	469,257	480,254

800,000	447,438	489,753	518,556	537,715	550,254

900,000	511,826	556,455	586,833	607,040	620,254

1,000,000	569,801	619,388	653,142	675,594	690,254

1,200,000	685,750	745,255	785,760	812,702	830,254

1,400,000	811,602	876,941	921,417	951,000	970,254

1,600,000	928,966	1,003,639	1,054,469	1,088,278	1,110,254

1,800,000	1,046,330	1,130,337	1,187,520	1,225,556	1,250,254
Additional Pension Benefit Disclosure
Additional disclosure with respect to the pension benefits for the Named Executive Officers is provided in the following table. The amounts disclosed are estimates only and are subject to change over time. The 2005 current service cost and the accrued obligation at December 31, 2005 have been calculated using the same assumptions used to calculate the Corporation’s 2005 current service cost and December 31, 2005 benefit obligation for pensions as summarized in the Pensions and Other Benefits note to the Corporation’s December 31, 2005 consolidated financial statements, with the exception of the assumed retirement date. Named Executive Officers who have exceeded the retirement date as per the assumptions referenced above (R.J. Ritchie and N.R. Foot) are assumed to retire at the end of 2006, although their actual retirement dates may differ.

	Accrued	2005 Pension	2005 Pension	Accrued
	Obligation at	Costs relating to	Costs of Non-	Obligation at	Years of		Projected Annual
	December 31,	Compensatory	Compensatory	December 31,	Credited Service		Benefit Payable at
Named	2004	Changes(a)	Changes(b)	2005	at December 31,	Years of Credited	Age 65(f)
Executive Officer	($)	($)	($)	($)	2005	Service at Age 65	($)

R.J. Ritchie	10,350,000	584,000	2,048,000	12,982,000	35.00 (c)	35	980,000

M.T. Waites	1,230,000	228,000	358,000	1,816,000	17.08 (d)	35 (e)	355,000

F.J. Green	3,740,000	1,846,000	1,236,000	6,822,000	27.58	35	605,000

N.R. Foot	2,920,000	193,000	489,000	3,602,000	30.83	35	280,000

M.M. Szel	2,200,000	349,000	461,000	3,010,000	27.50	35	270,000

(a)	Includes the 2005 employer service cost plus changes in compensation in excess of the actuarial assumptions. For Mr. Ritchie, the service cost is in respect of half year’s service as he reached his 35 years of credited service on June 30, 2005.

(b)	Impact of all other changes including interest on prior year’s obligation plus changes in discount rate used to measure the obligations, changes in other assumptions, and experience gains or losses other than compensation related gains or losses.

(c)	Mr. Ritchie reached his 35 years of credited service on June 30, 2005.

(d)	Includes deemed credited service of 8.33 years for Mr. Waites

(e)	Includes deemed credited service of 13.33 years for Mr. Waites

(f)	Assumes no increase in base salary.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL AGREEMENTS
Employment Contracts
CPR management employees, including Executive Officers, are employed at will by the Corporation and do not have employment agreements.
CPR has a severance policy governing severance payable for involuntary termination of management employees.
Change of Control Agreements
If a change in control of CPR occurs, each Named Executive Officer is entitled to receive, pursuant to the terms of their severance agreements, certain severance benefits. For each Named Executive Officer, these benefits are triggered if, within the three-year period following the change in control, the individual’s employment is terminated other than for cause, disability, retirement or death, or by the individual for certain defined reasons such as a change in responsibilities or a reduction in salary or benefits. In the case of the CEO, the benefits are also triggered if, within the three-year period following the change in control, the CEO resigns, provided the CEO remains in his role for the first six months if so required by the acquiring company.
Each Named Executive Officer will receive a lump sum severance payment equal to the base salary that such Named Executive Officer would have earned through the end of the applicable severance period (36 months for the CEO and 24 months for the other Named Executive Officers). Each change of control severance agreement also provides that the Named Executive Officer is entitled to certain benefits, including payments under CPR’s compensation plans and the continuation of certain benefits for the duration of the severance period.
SUPPLEMENTAL DISCLOSURE: TOTAL COMPENSATION SUMMARY FOR THE NAMED EXECUTIVE OFFICERS
While some of the information in the following tables appears on previous pages in the required or suggested disclosure format, information with respect to the compensation of the Named Executive Officers has been consolidated in order to provide greater disclosure and clarity for shareholders.
R.J. Ritchie
CEO

	2005	2004	2003
	($)	($)	($)

Cash
Base salary (as at December 31)	860,000	825,000	750,000
Cash bonus	1,128,750	800,000	84,375

Total Cash	1,988,750	1,625,000	834,375
Equity
Stock Options(a)	2,062,384	1,875,055	2,146,463

Total Equity	2,062,384	1,875,055	2,146,463

Total Direct Compensation	4,051,134	3,500,055	2,980,838

Other Annual Compensation(b)	90,349	85,514	81,087

Pension Service and Compensation Cost(c)	584,000	511,000	302,000

Total	4,725,483	4,096,569	3,363,925

Notes:

(a)	For each of the years, the amount represents the Black Scholes value of: 110,000 regular and 97,000 performance-accelerated Options granted at an option price of $31.45 in 2003; 98,900 regular and 109,900 performance-accelerated Options granted at an option price of $32.50 in 2004; and 94,900 regular and 103,300 performance-accelerated Options granted at an option price of $42.05 in 2005 under MSOIP.

(b)	This represents the employer contribution under the ESPP, dividend DSUs, and perquisites.

(c)	Annual pension service and compensation cost is the value of the projected pension expense for the year of service credited and any other compensation-related costs including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year. The 2005 service cost is in respect of half year’s service as Mr. Ritchie reached his 35 years of credited service on June 30, 2005.

For consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the financial statement, in accordance with Canadian generally accepted accounting principles.

M.T. Waites
EVP & CFO

	2005	2004	2003
	($)	($)	($)

Cash
Base salary (as at December 31)	400,000	385,000	385,000
Cash bonus	365,000	234,321	32,484

Total Cash	765,000	619,321	417,484
Equity
Restricted share units(a)	1,203,600	0	0

Stock Options(b)	577,094	576,940	627,899

Total Equity	1,780,694	576,940	627,899

Total Direct Compensation	2,545,694	1,196,261	1,045,383

Other Annual Compensation(c)	42,145	40,962	41,062

Pension Service and Compensation Cost(d)	228,000	104,000	244,000

Total	2,815,839	1,341,223	1,330,445

Notes:

(a)	Mr. Waites was granted 30,000 restricted share units on January 5, 2005, valued at $1,203,600 based on a share price of $40.12 as at January 5, 2005. The restricted share units will time vest on August 1, 2007.

(b)	For each of the years, the amount represents the Black Scholes value of: 36,300 regular and 21,300 performance-accelerated Options granted at an option price of $31.45 in 2003; 33,800 regular and 28,200 performance-accelerated Options granted at an option price of $32.50 in 2004; and 29,500 regular and 24,100 performance-accelerated Options granted at an option price of $42.05 in 2005, under MSOIP.

(c)	This represents the employer contribution under the ESPP, dividend DSUs, and perquisites.

(d)	Annual pension service and compensation cost is the value of the projected pension expense for the year of service credited and any other compensation-related costs including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year.

For consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the financial statement, in accordance with Canadian generally accepted accounting principles.
F.J. Green
President & COO

	2005	2004	2003
	($)	($)	($)

Cash
Base salary (as at December 31)	600,000	460,000	286,000
Cash bonus	581,288	285,143	12,513

Total Cash	1,181,288	745,143	298,513
Equity
Stock Options(a)	690,251	576,940	357,587

Total Equity	690,251	576,940	357,587

Total Direct Compensation	1,871,539	1,322,083	656,100

Other Annual Compensation(b)	53,939	45,828	39,426

Pension Service and Compensation Cost(c)	1,846,000	1,571,000	6,000

Total	3,771,478	2,938,911	701,526

Notes:

(a)	For each of the years, the amount represents the Black Scholes value of: 19,300 regular and 14,600 performance-accelerated Options granted at an option price of $31.45 in 2003; 33,800 regular and 28,200 performance-accelerated Options granted at an option price of $32.50 in 2004; and 35,300 regular and 28,800 performance-accelerated Options granted at an option price of $42.05 in 2005, under MSOIP.

(b)	This represents the employer contribution under the ESPP, dividend DSUs, and perquisites.

(c)	Annual pension service and compensation cost is the value of the projected pension expense for the year of service credited and any other compensation-related costs including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year.

For consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the financial statement, in accordance with Canadian generally accepted accounting principles.

N.R. Foot
SVP Operations

	2005	2004	2003
	($)	($)	($)

Cash
Base salary (as at December 31)	301,000	295,000	286,000
Cash bonus	222,740	137,064	12,513

Total Cash	523,740	432,064	298,513
Equity
Stock Options(a)	368,526	358,085	357,587

Total Equity	368,526	358,085	357,587

Total Direct Compensation	892,266	790,149	656,100

Other Annual Compensation(b)	41,522	39,228	37,385

Pension Service and Compensation Cost(c)	193,000	89,000	1,000

Total	1,126,788	918,377	694,485

Notes:

(a)	For each of the years, the amount represents the Black Scholes value of: 19,300 regular and 14,600 performance-accelerated Options granted at an option price of $31.45 in 2003; 21,400 regular and 16,800 performance-accelerated Options granted at an option price of $32.50 in 2004; and 19,200 regular and 14,800 performance-accelerated Options granted at an option price of $42.05 in 2005, under MSOIP.

(b)	This represents the employer contribution under the ESPP, dividend DSUs, and perquisites.

(c)	Annual pension service and compensation cost is the value of the projected pension expense for the year of service credited and any other compensation-related costs including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year.

For consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the financial statement, in accordance with Canadian generally accepted accounting principles.
M.M. Szel
SVP Marketing & Sales

	2005	2004	2003
	($)	($)	($)

Cash
Base salary (as at December 31)	290,000	275,000	258,000
Cash bonus	214,600	114,675	14,513

Total Cash	504,600	389,675	272,513
Equity
Stock Options(a)	362,219	257,758	299,876

Total Equity	362,219	257,758	299,876

Total Direct Compensation	866,819	647,433	572,389

Other Annual Compensation(b)	36,249	37,720	39,277

Pension Service and Compensation Cost(c)	349,000	142,000	61,000

Total	1,252,068	827,153	672,666

Notes:

(a)	For each of the years, the amount represents the Black Scholes value of: 15,900 regular and 12,700 performance-accelerated Options granted at an option price of $31.45 in 2003; 13,600 regular and 15,100 performance-accelerated Options granted at an option price of $32.50 in 2004; and 18,900 regular and 14,500 performance-accelerated Options granted at an option price of $42.05 in 2005, under MSOIP.

(b)	This represent the employer contribution under the ESPP, dividend DSUs, and perquisites.

(c)	Annual pension service and compensation cost is the value of the projected pension expense for the year of service credited and any other compensation-related costs including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year.

For consistency, this value is determined using the same actuarial assumptions as for determining the year-end pension plan liabilities disclosed in the financial statement, in accordance with Canadian generally accepted accounting principles.

PERFORMANCE GRAPH
The following performance graph illustrates the cumulative total shareholder return on CPRL Shares (assuming reinvestment of dividends) compared with the cumulative total return of the S&P/TSX Composite Index from the period beginning October 3, 2001, the date on which CPRL Shares began to publicly trade, and ending December 31, 2005.

	Oct 2001	Dec 2001	Dec 2002	Dec 2003	Dec 2004	Dec 2005

CPRL	100.00	142.60	140.57	167.68	191.30	229.60
S&P/TSX Composite Index	100.00	111.82	97.91	124.08	142.05	176.32
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
As at December 31, 2005 there was no indebtedness outstanding by, or any guarantees, support agreements, letters of credit or other similar arrangements provided by CPR to, any of the directors or Executive Officers or any of their associates.
ADDITIONAL ITEMS
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
CPRL carries on its own behalf, and on behalf of its subsidiaries, a directors’ and officers’ liability insurance policy. This policy has an annual aggregate coverage limit of US $125,000,000 subject to a zero deductible for directors and officers (applicable when CPR is not legally permitted or cannot indemnify the Directors or Officers), and a corporate deductible for company reimbursement of US $1,000,000 or US $2,500,000 in cases where a director or officer is reimbursed by CPR or a subsidiary for any loss covered by the policy. The US $2,500,000 deductible applies to US securities claims. The approximate amount of the premium, including corporate reimbursement coverage, paid by CPR in 2005 in respect of its directors and officers as a group was US $427,615 and US $983,513 respectively. The aggregate amount of the premiums paid by the directors and officers of CPR in respect of the year was approximately $92 and $383, respectively.
CORPORATE GOVERNANCE
The Corporation’s board of directors and management believe that good corporate governance practices are essential to the effective management of CPR and to the protection of its investors, employees and other stakeholders. The board is dedicated to maintaining the highest standards of corporate governance and to nurturing a culture of good business ethics and corporate governance throughout the organization. CPR’s philosophy is that effective governance involves more than policies, procedures and protocols; it must be ingrained in the everyday business practices of all those who work for CPR.
During 2005 the Governance Guidelines, which establish new governance standards and requirements, came into effect in Canada. In addition to the Governance Guidelines, CPR, as a foreign private issuer in the United States with securities listed on the NYSE, is also governed by the NYSE Corporate Governance Standards.
As developments in corporate governance have occurred in Canada and the United States, the Corporation has been, and continues to be, engaged in an ongoing review and updating of its governance practices to ensure that they are of the highest standard and in compliance with all applicable requirements.

Code of Business Ethics
The Corporation’s Code of Business Ethics was last revised in late 2003 to ensure that it was in compliance with the NYSE Standards and specifically addresses, among other things, conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing with third parties; compliance with laws, rules and regulations and reporting of illegal or unethical behaviour. The Code applies to all directors, officers and employees, both unionized and non-unionized, of the Corporation and its subsidiaries in Canada, the United States and elsewhere, and forms part of the terms and conditions of employment of all such individuals. Contractors engaged on behalf of the Corporation or its subsidiaries must undertake, as a condition of their engagement, to adhere to principles and standards of business conduct consistent with those set forth in the Code. A copy of the Code is available on SEDAR at www.sedar.com, on CPR’s web site at www.cpr.ca and in print to any shareholder who requests it. All amendments to the Code, and all waivers of the Code with respect to any director or executive officer, will be posted on CPR’s web site and provided in print to any shareholder who requests them.
Code of Ethics for Chief Executive Officer and Senior Financial Officers
The Corporation adopted a Code of Ethics for the CEO and Senior Financial Officers of the Corporation in 2003. This code applies to the Corporation’s CEO, the CFO and the Vice-President and Comptroller. It is available on CPR’s web site at www.cpr.ca and in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on CPR’s web site and provided in print to any shareholder who requests them.
Monitoring of Ethics Codes
The Governance and Nominating Committee is responsible for periodically reviewing, and if appropriate recommending changes to, the Code of Business Ethics and the Code of Ethics for the CEO and Senior Financial Officers of the Corporation, monitoring compliance with the Codes, and reviewing, and if appropriate approving, waivers from compliance therefrom for executive officers or directors and promptly disclosing such waivers to the shareholders.
The Governance and Nominating Committee has not approved any waivers of the Codes for any executive officers or directors.
Corporate Governance Principles and Guidelines
The Corporation’s Corporate Governance Principles and Guidelines were last amended in February, 2006. These principles and guidelines pertain to such matters as, but are not limited to: director qualification standards and election; director responsibilities; access by directors to management and independent advisors; director compensation; director orientation and continuing education; management succession; and annual performance evaluations of the board, including its committees and individual directors, and of the CEO. The Corporate Governance Principles and Guidelines are available on CPR’s web site at www.cpr.ca and in print to any shareholder upon request.
Committee Terms of Reference
The Terms of Reference of each of the following committees of the Corporation are included in Appendix 2 to this Circular and are available on CPR’s web site at www.cpr.ca and in print to any shareholder who requests them: the Audit Committee; the Governance and Nominating Committee; the Compensation Committee; the E&S Committee and the Pension Committee.

Director Independence
The Corporation’s board has adopted categorical standards for director independence and unrelatedness: (a) prescribed by Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder and Multilateral Instrument 52-110, for members of public company audit committees; and (b) set forth in the NYSE Standards, the Canadian corporate governance standards set forth in National Instrument 58-101 and Multilateral Instrument 52-110, for members of public company boards. These standards are explicitly set forth in Appendix 1 to this Circular. The board also conducted a comprehensive assessment of each of its members as against these standards and determined that a majority (nine of ten) of the directors of the Corporation have no material relationship with the Corporation and are independent and unrelated. The independent directors are:

J.E. Newall (Chair)
S.E. Bachand
J.E. Cleghorn
T.W. Faithfull
J.R. Nininger
M. Paquin
M.E.J. Phelps
R. Phillips
M.W. Wright
Mr. R.J. Ritchie is not independent or unrelated by virtue of the fact that he is the CEO of the Corporation.
Membership on Boards of Other Reporting Issuers
Several of the directors of the Corporation are also directors of other reporting issuers. A table showing those memberships is set out on page 11 of this Circular.
Executive Sessions of Non-Management Directors
The Governance and Nominating Committee of the board is comprised of all the unrelated and independent directors on the board and is required by its Terms of Reference to meet at least quarterly and at such other times as it deems appropriate. The Governance and Nominating Committee met 5 times during 2005. It is chaired by Mr. J.E. Newall. Interested parties may communicate directly with Mr. Newall by writing to him at the following address, and all communications received at this address will be forwarded to him:

Office of the Corporate Secretary
Canadian Pacific Railway
Suite 920, 401 — 9th Avenue S.W.
Calgary, Alberta
Canada, T2P 4Z4
Board Chair
The chair of the board, Mr. J.E. Newall, is an independent director.
The current board has made a recommendation that the board elected at the Meeting elect Mr. J.E. Cleghorn chair of the board in replacement of Mr. Newall who is retiring at the Meeting. If elected board chair, Mr. Cleghorn will also become Chair of the Governance and Nominating Committee. Mr. Cleghorn is an independent director. Interested parties may contact Mr. Cleghorn by writing him at the Office of the Corporate Secretary of the Corporation at the above address, and all communications received at this address will be forwarded to him.
Attendance of Directors at Meetings
Each director is expected to attend each meeting of the board and the board committees of which he or she is a member. Information relevant to the considerations of matters by the board or board committees at a meeting will, whenever possible, be distributed to the directors in advance of the meeting date so as to permit directors to prepare for a discussion of such matters. Directors may consider the interests of constituencies such as employees, customers, suppliers, and the public at large in determining the long and short term interests of the Corporation and its shareholders.
The attendance record of each director for all board meetings held in 2005 is set out on page 12 of this Circular.

Nomination of Directors
The Governance and Nominating Committee, in addition to other responsibilities, identifies and recommends to the board qualified director nominees for appointment or election at the annual meeting of shareholders consistent with criteria approved by the board which takes into account:

(i)	what competencies and skills the board, as a whole, should possess;

(ii)	what competencies, skills and personal and other qualities the existing directors possess;

(iii)	the development of a process to determine, in light of the opportunities and risks facing the Corporation what competencies, skills and personal qualities are required for new directors in order to add value to the Corporation; and

(iv)	the size of the board, with a view to facilitating effective decision-making.
The Governance and Nominating Committee also considers director nominees, if any, recommended by the shareholders for election as directors.
Other responsibilities of the Governance and Nominating Committee are set forth in its Terms of Reference.
Orientation and Continuing Education of Directors
The Corporate Secretary’s Office prepares and updates a “Directors’ and Senior Officers’ Corporate Handbook” for new and existing directors. The Handbook contains, among other items: copies of all board and committee terms of reference, the Corporation’s charter documents and Disclosure and Insider Trading/ Reporting Policy, a corporate organizational chart outlining the Corporation’s structure and subsidiaries, current lists of directors and officers, information on directors’ and officers’ liability, the Corporation’s Corporate Governance Principles and Guidelines, the Code of Business Ethics, the Code of Ethics for CEO and Senior Financial Officers; and the position descriptions for the board chair, chairs of the board committees and the CEO.
Presentations are made periodically to the board on different aspects of the business and operations of the Corporation and its subsidiaries, and the board is periodically escorted on educational tours of operating sites. From time to time, the Corporation arranges for members of the board to meet with employees, customers and other stakeholders to discuss matters relating to the Corporation’s business and operations.
Detailed annual board and board committee meeting schedules and agendas are provided to all prospective and existing directors in advance and are reviewed and updated on an ongoing basis. As well, prospective board candidates are provided with general information about the business and operations of the Corporation and its subsidiaries, including its most recent disclosure documents.
Board Mandate
The board has adopted Corporate Governance Principles and Guidelines which provide that the board is the ultimate decision-making authority within the Corporation, except with respect to those matters, including the election of directors, that are reserved to shareholders. The board’s Terms of Reference, which are set out in Appendix 2 of this Circular provide, among other things, that the board is responsible for:

(i)	the stewardship of the Corporation and for monitoring the actions of, and providing overall guidance and direction to management. As the board has plenary power, its Terms of Reference are intended not to limit the power of the board but to assist it in the exercise of its powers and the fulfillment of its duties.

(ii)	to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization. The Compensation Committee establishes the CEO’s performance objectives and designs the process for evaluating the CEO’s performance. The Governance and Nominating Committee conducts the performance evaluations of the CEO, in accordance with the evaluation process designed by the Compensation Committee, and reports its findings to the Compensation Committee for the purpose of enabling the Compensation Committee to recommend compensation for the CEO taking into account the results of the performance evaluations. The CEO’s annual performance objectives address all key elements of his duties and responsibilities, namely: overall leadership; strategy planning and implementation; financial performance; external relations; succession planning; and safety and environmental oversight and direction.

(iii)	adopting a strategic planning process and annually approving a strategic plan that takes into account, among other things, the opportunities and risks of the Corporation’s business. One board meeting a year is specifically set aside for a substantial strategic planning session in which the board reviews and discusses strategies developed by management. At this meeting, the board reviews and approves a comprehensive strategic plan for the Corporation, which takes into account, among other things, the opportunities and risks of the business. The Corporation’s general strategies and their implementation are also discussed regularly at meetings of the board.

(iv)	with the assistance of the Audit Committee, identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate risk assessment and risk management policies to manage these risks, and reviewing and providing guidance to management on any outcomes, findings and issues arising in connection with the risk assessment and risk management policies and processes. The Audit Committee discusses risk assessment and risk management policies and processes to be implemented for the Corporation, reviews with management and the Corporation’s internal and external auditors the effectiveness and efficiency of such policies and processes and their compliance with other relevant policies of the Corporation, and makes recommendations to the board with respect to any outcomes, findings and issues arising in connection therewith. The Audit Committee also reviews management’s program to obtain appropriate insurance to mitigate risks.

(v)	developing, upon recommendation of the Compensation Committee, and monitoring a succession plan for senior officers of the Corporation, including appointing, training and monitoring senior management. The Compensation Committee reviews, reports on and, where appropriate, provides recommendations to the board on the structure and reporting relationships of senior management of the Corporation and its major subsidiaries, succession planning for senior management positions in the Corporation, and the appointment of persons to the rank of VP and above. The succession planning activity of the Compensation Committee includes matters relating to the training and monitoring of senior management.

(vi)	developing and maintaining a disclosure and insider trading and reporting policy, which addresses how the Corporation will communicate and interact with analysts and the public. The board of directors has adopted, and periodically reviews and updates, a Disclosure and Insider Trading/ Reporting Policy prescribing the principles and procedures governing the Corporation’s approach to the disclosure of information and insider trading and reporting. Among the matters addressed in the policy are guidelines on the Corporation’s interaction with analysts and the public and measures to avoid selective disclosure. The board has also appointed a Disclosure Policy Committee comprised of senior financial, accounting, legal, investor relations, communications and business officers. The committee reports to the board and is responsible for overseeing and monitoring disclosure matters and implementing additional policies and procedures, where necessary, consistent with the Disclosure and Insider Trading/ Reporting Policy. The committee reviews all major disclosure documents, including the annual report, annual information form, annual and interim management’s discussion & analyses, management proxy circular, and all annual and interim earnings releases and financial statements, which are also approved by the board and/or one or more of its committees, in each case before they are distributed. Under the direction of the CEO and CFO, the Disclosure Policy Committee also oversees the Corporation’s disclosure controls and procedures and the periodic evaluation thereof, and reports to the Audit Committee quarterly thereon.

(vii)	monitoring the integrity of the Corporation’s internal controls, disclosure controls and procedures and management information systems. The board, through the Audit Committee, oversees the integrity of the internal control and management information systems of the Corporation and its subsidiaries, which are designed, monitored and periodically reviewed by the CEO, the CFO, the Comptroller, the Comptroller’s Office and the Internal Audit Department. Such systems are also examined periodically by the Corporation’s external auditors. On a quarterly basis, all senior officers are required to review the operation of the key internal controls within their respective areas of responsibility and to report any changes thereto to the Comptroller’s Office and provide written confirmations as to the operation and effectiveness of such controls. The Corporation is currently engaged in a comprehensive documentation, review and assessment of its internal controls over financial reporting, in preparation for the issuance of management’s first annual report thereon to the U.S. Securities and Exchange Commission in 2007 pursuant to Section 404 of the SOA.

(viii)	considering recommendations of the Governance and Nominating Committee regarding the Corporation’s approach to governance issues and adopting corporate governance principles and guidelines for the Corporation. The Governance and Nominating Committee is responsible for developing the Corporation’s approach to corporate governance issues. The committee’s mandate includes developing a set of corporate governance principles and guidelines for the Corporation.

(ix)	developing and periodically reviewing policies and procedures for receiving feedback from shareholders with respect to the affairs of the Corporation. The Corporation’s shareholder and investor relations personnel provide information to, and respond to inquiries from, shareholders and other stakeholders, in accordance with the parameters set forth in the Disclosure and Insider Trading/ Reporting Policy and the directions of the board, senior management and the Disclosure Policy Committee.

Position Descriptions
Written position descriptions have been developed and approved by the board for the board chair and the chairs of the board committees. A written position description for the CEO has been developed and approved by the board and the CEO.
The board chair’s position guide provides, among other things, that the chair is responsible for: establishing efficient and effective procedures to govern the board’s operation and function and ensuring that a process is in place for assessment of the effectiveness of the board and board committees and the contribution of individual directors; collaborating with the CEO in setting the boards’ agenda and consulting with the board committee chairs with respect to the committee agendas; ensuring that board meetings are conducted in a manner that facilitates full participation and discussions by the board and that the board receives appropriate briefing materials in a timely fashion; ensuring that the board meets regularly without management and non-independent directors; ensuring that the directors have access to adequate resources; acting as a liaison between the board and management; presiding at meetings of the shareholders; and serving as an advisor to the CEO and other members of senior management.
The committees chairs’ position guide includes responsibility for: setting the agendas of the committee in collaboration with the CEO, senior management and the corporate secretary and in consultation with the board chair; ensuring that committee meetings are conducted in a manner that facilitates full participation and discussion and that the committee members receive appropriate briefing materials in a timely fashion; ensuring that committee members have adequate resources and access to outside advisors at the expense of the Corporation; and liaising with the CEO and senior management between committee meetings to ascertain whether committee members should be advised of developments.
The position guide of the CEO provides, among other things, that the CEO has responsibility for: developing and recommending a long term strategy and an annual business plan and budget to the board; managing the Corporation’s business in accordance with the board approved strategy, business plan and budget; implementing board approved decisions and policies; identifying and managing risks and opportunities which the Corporation faces in day to day operation; establishing and maintaining an ethical work environment which supports the Corporation’s vision and values and are aligned with the strategy, business plan and budget; collaborating with the board chair in setting board agendas; ensuring that the board is informed and advised of all relevant trends and developments in the Corporation’s business; ensuring that the Corporation’s policies and operations are in accordance with and fulfill government and regulatory requirements; and regularly reporting to the board with respect to board approved policies and decisions.
Audit Committee Financial Experts
The following individuals comprise the entire membership of the Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act and Multilateral Instrument 52-110:

Stephen E. Bachand
John E. Cleghorn
Madeleine Paquin
Roger Phillips
Michael W. Wright

Each of the aforementioned directors, except Ms. Paquin, has been determined by the board to meet the audit committee financial expert criteria prescribed by the SEC and Multilateral Instrument 52-110 and has been designated as an audit committee financial expert for the Audit Committee. Each of the aforementioned directors has also been determined by the board to be independent within the criteria referred to above under the subheading “Director Independence”.
Financial Literacy of Audit Committee Members
The board has determined that all members of the Audit Committee have “accounting or related financial management expertise” within the meaning of the NYSE Standards. The board has determined that all members of the Audit Committee are financially literate within the definition contained in, and as required by, Multilateral Instrument 52-110 and the NYSE Standards.
Service on Other Public Company Audit Committees
John E. Cleghorn serves on three public company audit committees, in addition to CPRL’s Audit Committee. The board has determined that no director who serves on more than two public company audit committees other than its own Audit Committee shall be eligible to serve as a member of the Audit Committee, unless the CPRL board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Audit Committee.
The board has determined that the service of Mr. Cleghorn on the audit committees of three public companies other than the Corporation does not impair his ability to effectively serve on the Audit Committee, for the following reasons:

•	Two of the public company audit committees on which Mr. Cleghorn serves are the Audit Committees of CPRL and CPRC. As CPRC is a wholly-owned subsidiary of CPRL, and CPRL carries on no business operations and has no assets or liabilities of more than nominal value beyond its 100% shareholding in CPRC, the workload of the audit committees of the two companies is essentially equivalent to the workload of one public company audit committee;

•	The two public companies other than CPRL and CPRC on whose audit committees Mr. Cleghorn serves have a holding company/ operating company relationship similar to that between CPRL and CPRC. Consequently, the workload involved in such audit committees is essentially equivalent to the workload of one public company audit committee; and

•	Mr. Cleghorn is a retired chief executive officer of a large public company and qualifies, and has been designated as, an audit committee financial expert for CPRL and CPRC. As a result, he no longer has any day-to-day executive or managerial responsibilities and, in addition, brings to his role on the Audit Committee considerable business experience and a highly-focused and effective approach to audit-related matters.
Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors
The Audit Committee has adopted a written policy governing the pre-approval of audit and non-audit services to be provided to CPR by its independent auditors. The policy is reviewed annually and the audit and non-audit services to be provided to CPR by its independent auditors, as well as the budgeted amounts for such services, are pre-approved at that time. A report of all services performed or to be performed by the independent auditors pursuant to the policy must be submitted to the Audit Committee by the Corporation’s VP and Comptroller at least quarterly. Any additional audit or non-audit services to be provided by the independent auditors either not included among the pre-approved services or exceeding the budgeted amount for such pre-approved services by more than 10% must be individually pre-approved by the Audit Committee or its Chairman, who must report all such additional pre-approvals to the Audit Committee at its next meeting following the granting thereof. The independent auditors’ annual audit services engagement terms and fees are subject to the specific pre-approval of the Audit Committee. Non-audit services that its independent auditors are prohibited from providing to CPR may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee or its Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Compliance with this policy is monitored by CPR’s Director, Internal Audit.

Other Board Committees
All committees of the board are comprised solely of directors who are unrelated and independent.
In addition to the Audit Committee, the Compensation Committee and the Governance and Nominating Committee, the Board has also appointed an E&S committee and a Pension committee.
The E&S Committee assists the board in fulfilling its oversight duties with respect to safety and environmental matters affecting the Corporation and its employees. The Pension Committee assists the board in overseeing the management of the Corporation’s pension plans and the pension trust fund.
Assessments
Upon the recommendation of the Governance and Nominating Committee the board has developed a process for assessing the effectiveness and contribution of the board, board committees and individual directors. Under this process a survey of board effectiveness is completed annually by each director. The results of the survey are then compiled and analyzed by independent consultants and forwarded to the Governance and Nominating Committee for review. The Governance and Nominating Committee considers and discusses the results of the survey and makes such recommendations as it deems appropriate to address issues, if any, identified in the report and subsequent discussion. The board then receives and reviews the recommendations of the Governance and Nominating Committee and takes such actions as it deems appropriate to implement the recommendations of the Governance and Nominating Committee.
Comparison of Corporate Governance Practices with NYSE Standards
Any significant differences between the Corporation’s corporate governance practices and those set forth in the NYSE Standards are set forth on the Corporation’s website at www.cpr.ca under “Governance”.
CEO’s Certification Regarding Compliance with NYSE Standards
The CEO has provided to the NYSE, at the time and in the format required by the NYSE, a certificate indicating that he is not aware of any violation by the Corporation of the NYSE Standards. In addition, the certifications of the CEO and CFO of each of CPRL and CPRC required by Section 302 of the SOA and the rules promulgated by the SEC (the “302 Certifications”) thereunder have been filed with the SEC as an exhibit to the Corporation’s annual report on Form 40-F. The 302 Certifications have also been filed in fulfillment of the requirements of Multilateral Instrument 52-109.
This disclosure statement on corporate governance, including Appendices 1 and 2, has been prepared by the Governance and Nominating Committee of the board and has been approved by the board of directors.
SHAREHOLDER PROPOSALS
Any shareholder proposals to be included in the Circular to be issued in respect of the 2007 annual meeting of shareholders must be received by the Corporate Secretary (at the address set forth below) by November 22, 2006.
AVAILABILITY OF DOCUMENTS
Copies of the following documents are available on written request to the Office of the Corporate Secretary at Suite 920, Gulf Canada Square, 401 — 9th Avenue S.W., Calgary, Alberta, T2P 4Z4: the 2005 Annual Information Form (which Form is filed with the SEC as part of a Form 40-F), the 2005 Annual Report to Shareholders containing the comparative consolidated financial statements for the year ended December 31, 2005, together with the auditors’ report thereon and MD&A of financial condition and results of operations (which is also filed with the SEC as part of the Form 40-F), the interim financial statements for periods subsequent to December 31, 2005, and this Circular.
Additional information relating to the Corporation may be found on the CPR web site at www.cpr.ca or on SEDAR at www.SEDAR.com.

DIRECTORS’ APPROVAL
The contents of this Circular and its distribution to each director, to each shareholder entitled to receive the Notice, and to the auditors of the Corporation have been approved by the directors of CPRL.
Donald F. Barnhardt
Corporate Secretary
Calgary, Alberta
February 21, 2006

APPENDIX 1
DIRECTOR INDEPENDENCE
A.  INDEPENDENCE/ UNRELATEDNESS STANDARDS
The following standards of director independence/ unrelatedness have been adopted by the board of directors of the Corporation:
NYSE Independence Criteria
No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the Corporation (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation).

1.	In addition, a director is not independent if:

(i)	the director is, or has been within the last three years, an employee of the Corporation, or an immediate family member is, or has been within the last three years, an executive officer of the Corporation;

(ii)	the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than U.S. $100,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

(iii)	(A) the director or an immediate family member is a current partner of a firm that is the Corporation’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Corporation’s audit within that time;

(iv)	the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Corporation’s present executive officers at the same time serves or served on that company’s compensation committee; or

(v)	the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S. $1 million, or 2% of such other company’s consolidated gross revenues.

2.	Immediate Family Member: For the purposes of these independence standards, an “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. When applying the look-back provisions, the board need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

3.	The board will broadly consider all relevant facts and circumstances that might signal potential conflicts of interest or that might bear on the materiality of a director’s relationship to the Corporation or any of its consolidated subsidiaries. In particular, when assessing the materiality of a director’s relationship with the Corporation, the board will consider the issue not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others. However, ownership of even a significant amount of stock, by itself, is not a bar to an independence finding.

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Additional Independence Standards for Audit Committee Members
In addition to the foregoing independence standards, the members of the Audit Committee must satisfy the audit committee independence requirements prescribed by Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and Rule 10A-3(b)(1) promulgated thereunder. In particular:

1.	each member of the Audit Committee shall be a member of the board and shall otherwise be independent;

2.	in order to be considered to be independent for the aforementioned purposes, a member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the board, or any other board committee:

•	accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation or any subsidiary thereof, provided that, unless the rules of the NYSE provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation (provided that such compensation is not contingent in any way on continued service); or

•	be an affiliated person of the Corporation or any subsidiary thereof.
Note: An “affiliated person” is someone who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Corporation, including a significant shareholder. A person who is neither an executive officer nor a shareholder owning, directly or indirectly, more than 10% or more of any class of voting equity securities of the Corporation will not be deemed to control the Corporation.
National Instrument 58-101 and Multilateral Instrument 52-110 – Independence Standards for Directors

1.	A member of the Corporation’s board is independent if the member has no direct or indirect material relationship with the Corporation.

2.	For the purposes of item 1, a material relationship means a relationship which could, in the view of the Corporation’s board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

3.	Despite item 2, the following individuals are considered to have a material relationship with the Corporation:

a)	an individual who is, or who has been within the last three years, an employee or executive officer of the Corporation;

b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Corporation;

c)	an individual who is, a partner of, or employed by, the internal or external auditor of the Corporation, or was within the last three years a partner or employee of such auditors and personally worked on the Corporation’s audit within that time;

d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual is, a partner of the issuer’s internal or external auditor, an employee of such auditors and participates in its audit, assurance or tax compliance (but not tax planning) practice, or was within the last three years a partner or employee of such auditors and personally worked on the Corporation’s audit within that time;

e)	an individual who is, or has been within the last three years, or whose immediate family member is or has been within the last three years, an executive officer of an entity if any of the Corporation’s current executive officers serves or served at the same time on the entity’s compensation committee; and

f)	an individual who receives, or whose immediate family member who is employed as an executive officer of the Corporation received more than $75,000 in direct compensation from the Corporation during any 12 month period within the last three years.

4.	Despite item 3, an individual will not be considered to have a material relationship with the Corporation solely because (a) he or she had a relationship identified in item 3 if that relationship ended before March 30, 2004, or (b) he or she had a relationship identified in item 3 by virtue of item 8 if that relationship ended before June 30, 2005.

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5.	For the purposes of items 3(c) and 3(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

6.	For the purpose of item 3(f), direct compensation does not include: (a) remuneration for acting as a member of a board of directors or of any board committee of the Corporation; and (b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent in any way on continued service.

7.	Despite item 3, a person will not be considered to have a material relationship with the Corporation solely because the individual or his or her immediate family member

a)	has previously acted as an interim chief executive officer of the Corporation; or

b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or any board committee of the Corporation, on a part-time basis.

8.	For the purpose of the foregoing items 1 through 7, the Corporation includes a subsidiary entity of the Corporation.

9.	For the purposes of the foregoing independence determination, the term “immediate family member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home.
Multilateral Instrument 52-110 – Additional Independence Standards for Audit Committee Members

1.	In addition to the foregoing, the members of the Audit Committee are considered to have a material relationship with the Corporation if:

a)	the member has a relationship with the Corporation pursuant to which the individual accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

b)	the member is an affiliated entity of the Corporation or any of its subsidiary entities.

2.	For the purposes of the foregoing:

a)	compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent in any way on continued service;

b)	the indirect acceptance by a person of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

•	a person’s spouse, minor child or stepchild, or a child or stepchild who shares the person’s home; or

•	an entity in which such person is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any subsidiary entity of the Corporation.

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B.  BOARD DETERMINATION OF DIRECTOR INDEPENDENCE/ UNRELATEDNESS
The board has conducted, through a combination of questionnaires, biographical reviews and discussion, a comprehensive assessment of all business and other relationships and interests of each director vis-à-vis the Corporation and its subsidiaries, as against the aforementioned standards and has determined that each director, except R.J. Ritchie, is independent and unrelated to the Corporation in accordance with the standards for independence/ unrelatedness established for all directors by the NYSE Standards, and National Instrument 58-101, and that each member of the Audit Committee, in addition, meets the additional independence standards established for audit committee members under Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and Rule 10A-3(b)(1) promulgated thereunder and Multilateral Instrument 52-110.
Mr. Ritchie is not independent or unrelated by virtue of the fact that he is the Chief Executive Officer of the Corporation.

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APPENDIX 2
TERMS OF REFERENCE
BOARD AND COMMITTEES
CANADIAN PACIFIC RAILWAY LIMITED
AND
CANADIAN PACIFIC RAILWAY COMPANY
BOARD OF DIRECTORS
TERMS OF REFERENCE
The Term “Corporation” herein shall refer to each of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (“CPRC”), and the terms “Board”, “Directors” and “Board of Directors” shall refer to the Board, Directors or Board of Directors of CPRL or CPRC, as applicable.
A.  Board of Directors and Procedures
1.   Purpose

The Canada Business Corporations Act (“CBCA”) provides that the Board of Directors (“Board”) shall manage, or supervise the management of, the business and affairs of the Corporation subject to any unanimous shareholder agreement, and further that every director and officer shall: act honestly and in good faith with a view to the best interests of the corporation; and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

As the Board has overall plenary power, these Terms of Reference are intended not to limit the powers of the Board but to assist the Board in the exercise of its powers and the fulfillment of its duties.
2.   Composition of the Board of Directors

The members of the Boards of both CPRL and CPRC shall be identical. The election of directors is by the shareholders; however, it is a policy of the Board that a majority of the Directors shall meet all applicable requirements and guidelines for Board service, including requirements and guidelines with respect to being independent and unrelated to the Corporation, set forth in applicable securities laws, Canadian Securities Administrators’ policies or the rules of any stock exchange on which the Corporation’s securities are listed for trading. Determinations as to whether a particular Director satisfies the requirements for Board membership shall be affirmatively made by the full Board based on a broad consideration of all relevant facts and circumstances.
3.   Election of Directors

The Board shall propose, upon recommendation by its Corporate Governance and Nominating Committee (the “CGNC”), nominees to the Board for election by shareholders at the Corporation’s annual meeting of shareholders.
4.   Appointment of Board Chair

The Board shall appoint a Chair, who shall meet the independence requirements set forth in paragraph 2 of these Terms of Reference and shall not be an officer of the Corporation or any of its affiliates.
5.   Meetings of Independent Directors

The independent Directors on the Board shall meet at regularly scheduled sessions without management participation. The independent directors shall designate, and the Corporation shall disclose in the Corporation’s management proxy circular the name of, the Director who will preside at such executive sessions.

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6.    Attendance of Others at Board Meetings

At the invitation of the Chair of the Board, individuals who are not Directors may attend any meeting of the Board.
7.    Directors’ Duties

Each Director is expected to attend each meeting of the Board and the Board Committees of which he or she is a member. Information relevant to the Board’s or a Committee’s consideration of matters to be discussed at a meeting will, whenever possible, be distributed to Directors sufficiently in advance of the meeting date to permit Directors to prepare for a discussion of such matters. Sensitive subject matters may be discussed at meetings of the Board or relevant Committee without written materials being distributed to Directors. Directors may consider the interests of constituencies such as employees, customers, suppliers and the public at large in determining the long and short-term interests of the Corporation and its shareholders.
8.    Remuneration of Directors

Except for Directors who are also officers of the Corporation, no Director shall receive from the Corporation any compensation other than the fees to which he or she is entitled as a Director of the Corporation or a member of a committee of the Board. Directors who are also officers of the Corporation shall not be entitled to receive any Directors’ fees or other compensation in respect of their duties as Directors of the Corporation.
9.    Use of Outside Legal, Accounting or Other Advisers

Individual members of the Board may engage outside, legal, accounting or other advisers, at the expense of the Corporation, to obtain advice and assistance in respect of matters relating to their duties, responsibilities and powers as Directors, provided such engagement is first approved by the CGNC.
B.  Mandate

10.	Management is responsible for the management of the Corporation. The Board is responsible for the stewardship of the Corporation and for monitoring the actions of, and providing overall guidance and direction to, management.

In fulfilling its mandate, the Board shall, among other things:
       Committees and Committee Terms of Reference

a)	establish an Audit, Finance and Risk Management Committee (the “AFRMC”), a Management Resources and Compensation Committee (the “MRCC”), an Environmental and Safety Committee (the “ESC”), a Pension Trust Fund Committee (the “PTFC”) and the CGNC, each comprised entirely of independent Directors, and may establish such other committees as it deems necessary or desirable, to assist it in the fulfillment of its duties and responsibilities, with such terms of reference as the Board may determine, and may delegate from time to time to such committees or other persons any of the Board’s responsibilities that lawfully may be delegated. The Board shall determine whether Directors satisfy the requirements for membership on each such committee;

b)	consider recommendations of the CGNC from time to time regarding the composition and terms of reference of the committees of the Board;
       Corporate Governance

c)	consider recommendations of the CGNC regarding the Corporation’s approach to governance issues and the adoption of corporate governance principles and guidelines for the Corporation, as well as the disclosure thereof in the Corporation’s annual report or management proxy circular;

d)	consider recommendations of the CGNC regarding the adoption of:

•	a code of business ethics applicable to Directors, officers and employees of the Corporation prescribing standards that are reasonably designed to promote integrity and honest and ethical conduct and deter wrongdoing, and

•	a code of ethics applicable to the CEO and senior financial officers of the Corporation prescribing standards that are reasonably designed, in addition to deterring wrongdoing and promoting integrity

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and honest and ethical conduct, to promote full, fair, accurate, timely and understandable disclosure in accordance with applicable legal requirements, compliance with applicable governmental laws, rules and regulations, the prompt internal reporting of violations of the latter code, and accountability for adherence to such code, and monitor any waivers granted by the CGNC from the aforementioned codes;

e)	develop and annually review a disclosure and insider trading and reporting policy for the Corporation that, inter alia: addresses how the Corporation shall interact with analysts and the public; and contains measures for the Corporation to avoid selective disclosure;

f)	monitor the integrity of the Corporation’s internal control, disclosure controls and procedures and management information systems;

g)	develop and periodically review policies with respect to decisions and other matters requiring Board approval;

h)	develop and periodically review policies and procedures for receiving feedback from shareholders with respect to the affairs of the Corporation;
       Strategy

i)	adopt a strategic planning process and annually approve a strategic plan which takes into account, among other things, the opportunities and risk of the Corporation’s business;
       Audit, Finance and Risk Management

j)	authorize the AFRMC to assist the Board in overseeing:

(i)	the integrity and quality of the Corporation’s financial reporting and systems of internal control and risk management,

(ii)	the Corporation’s compliance with legal and regulatory requirements,

(iii)	the qualifications and independence of the Corporation’s external auditors, and

(iv)	the performance of the Corporation’s internal audit function and external auditors;

k)	with the assistance of the AFRMC, identify the principal risks of the Corporation’s business and ensure the implementation of appropriate risk assessment and risk management policies and processes to manage these risks, and review and provide guidance to management on any outcomes, findings and issues arising in connection with the risk assessment and risk management policies and processes;
       Environmental and Safety Matters

l)	consider reports and recommendations of the ESC with respect to the Corporation’s environmental and safety policies and procedures and any issues relating to environmental and safety matters and management’s response thereto;
       Succession Planning

m)	develop, upon recommendation of the MRCC, and monitor a succession plan for senior officers of the Corporation, including appointing, training and monitoring senior management;
       Oversight and Compensation of Management

n)	consider recommendations of the MRCC with respect to:

(i)	the appointment and compensation of senior officers of the Corporation at the level of Vice-President and above, other than the Chief Executive Officer,

(ii)	the compensation philosophy for the Corporation generally,

(iii)	the adoption of any incentive compensation and equity based plans, including stock option, stock purchase or other similar plans, in which officers are or may be eligible to participate, and

(iv)	the amendment of the Corporation’s retirement plans;

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o)	to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

p)	communicate to management and periodically review the Board’s expectations regarding management’s performance and conduct of the affairs of the Corporation;
       Directors Qualifications, Compensation, Education and Orientation

q)	consider the advice and input of the CGNC regarding:

(i)	what competencies and skills the Board, as a whole, should possess,

(ii)	what competencies, skills and personal and other qualities the existing Directors possess,

(iii)	the development of a process to determine, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities are required for new Directors in order to add value to the Corporation,

(iv)	the size of the Board, with a view to facilitating effective decision-making,

and propose nominees for election as Directors;

r)	consider recommendations of the CGNC with respect to the level and forms of compensation for Directors, which compensation shall reflect the responsibilities and risks involved in being a Director;

s)	develop a program for the orientation and education of new Directors, and to ensure that prospective candidates for Board membership understand the role of the Board and its committees and the contributions that individual Directors are expected to make, and develop a program of continuing education for all Directors, so that they may maintain or enhance their skills and abilities as directors and ensure that their knowledge and understanding of the Corporation’s business remains current;
       Position Descriptions

t)	develop clear position descriptions for the Chairman of the Board and the Chairs of each of the Board Committees and, together with the Chief Executive Officer, develop a clear position description for the Chief Executive Officer which delineates management’s responsibilities;
       Assessment of Board and Committee Effectiveness

u)	consider recommendations of the CGNC for the development and monitoring of processes for assessing the effectiveness of the Board, the committees of the Board and the contribution of individual Directors, which assessments shall be made annually.
December 14, 2004

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CANADIAN PACIFIC RAILWAY LIMITED
AND
CANADIAN PACIFIC RAILWAY COMPANY
AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE
TERMS OF REFERENCE
The term “Corporation” herein shall refer to each of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (“CPRC”), and the terms “Board,” “Directors”, “Board of Directors” and “Committee” shall refer to the Board, Directors, Board of Directors, or Committee of CPRL or CPRC, as applicable.
A.  Committee and Procedures
1.   Purpose

The purposes of the Audit, Finance and Risk Management Committee (the “Committee”) of the Board of Directors of the Corporation are to fulfill applicable public company audit committee legal obligations and to assist the Board of Directors in fulfilling its oversight responsibilities in relation to the disclosure of financial statements and information derived from financial statements, and in relation to risk management matters including:

•	the review of the annual and interim financial statements of the Corporation;

•	the integrity and quality of the Corporation’s financial reporting and systems of internal control, and risk management;

•	the Corporation’s compliance with legal and regulatory requirements;

•	the qualifications, independence, engagement, compensation and performance of the Corporation’s external auditors; and

•	the performance of the Corporation’s internal audit function;

and to prepare, if required, an audit committee report for inclusion in the Corporation’s annual management proxy circular, in accordance with applicable rules and regulations.

The Corporation’s external auditors shall report directly to the Committee.
2.   Composition of Committee

The members of the Committee of each of CPRL and CPRC shall be identical and shall be Directors of CPRL and CPRC, respectively. The Committee shall consist of not less than three and not more than six Directors, none of whom is either an officer or employee of the Corporation or any of its subsidiaries. Members of the Committee shall meet applicable requirements and guidelines for audit committee service, including requirements and guidelines with respect to being independent and unrelated to the Corporation and to having accounting or related financial management expertise and financial literacy, set forth in applicable securities laws or the rules of any stock exchange on which the Corporation’s securities are listed for trading. No director who serves on the audit committee of more than two public companies other than the Corporation shall be eligible to serve as a member of the Committee, unless the Board of Directors has determined that such simultaneous service would not impair the ability of such member to effectively serve on the Committee. Determinations as to whether a particular Director satisfies the requirements for membership on the Committee shall be affirmatively made by the full Board.
3.   Appointment of Committee Members

Members of the Committee shall be appointed from time to time by the Board and shall hold office at the pleasure of the Board. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill a vacancy whenever necessary to maintain a Committee membership of at least three Directors.
4.   Committee Chair

The Board shall appoint a Chair for the Committee from among the Committee members.

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5.   Absence of Committee Chair

If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.
6.   Secretary of Committee

The Committee shall appoint a Secretary who need not be a Director of the Corporation.
7.   Meetings

The Committee shall meet at regularly scheduled meetings at least once every quarter and shall meet at such other times during each year as it deems appropriate. In addition, the Chair of the Committee may call a special meeting of the Committee at any time.
8.   Quorum
      Three members of the Committee shall constitute a quorum.
9.   Notice of Meetings

Notice of the time and place of every meeting shall be given in writing by any means of transmitted or recorded communication, including facsimile, telex, telegram or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.
10. Attendance of Others at Meetings

At the invitation of the Chair of the Committee, other individuals who are not members of the Committee may attend any meeting of the Committee.
11. Procedure, Records and Reporting

Subject to any statute or the articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board). The minutes of its meetings shall be tabled at the next meeting of the Board.
12. Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.
13. Report to Shareholders

The Committee shall prepare a report to shareholders or others, concerning the Committee’s activities in the discharge of its responsibilities, when and as required by applicable laws or regulations.
14. Guidelines to Exercise of Responsibilities

The Board recognizes that meeting the responsibilities of the Committee in a dynamic business environment requires a degree of flexibility. Accordingly, the procedures outlined in these Terms of Reference are meant to serve as guidelines rather than inflexible rules, and the Committee may adopt such different or additional procedures as it deems necessary from time to time.
15. Use of Outside Legal, Accounting or Other Advisers; Appropriate Funding

The Committee may retain, at its discretion, outside legal, accounting or other advisors, at the expense of the Corporation, to obtain advice and assistance in respect of any matters relating to its duties, responsibilities and powers as provided for or imposed by these Terms of Reference or otherwise by law.

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The Committee shall be provided by the Corporation with appropriate funding, as determined by the Committee, for payment of:

(i)	compensation of any outside advisers as contemplated by the immediately preceding paragraph;

(ii)	compensation of any independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; or

(iii)	ordinary administrative expenses that are necessary or appropriate in carrying out the Committee’s duties.

All outside legal, accounting or other advisors retained to assist the Committee shall be accountable ultimately to the Committee.
16. Remuneration of Committee Members

No member of the Committee shall receive from the Corporation or any of its affiliates any compensation other than the fees to which he or she is entitled as a Director of the Corporation or a member of a committee of the Board. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to Directors.
B.  Mandate

17.	The Committee’s role is one of oversight. Management is responsible for preparing the interim and annual financial statements of the Corporation and for maintaining a system of risk assessment and internal controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly, for maintaining disclosure controls and procedures to ensure that it is informed on a timely basis of material developments and the Corporation complies with its public disclosure obligations, and for ensuring compliance by the Corporation with legal and regulatory requirements. The external auditors are responsible for auditing the Corporation’s financial statements. In carrying out its oversight responsibilities, the Committee does not provide any professional certification or special assurance as to the Corporation’s financial statements or the external auditors’ work.

The Committee shall:
       Audit Matters
       External Auditors’ Report on Annual Audit

a)	obtain and review annually prior to the completion of the external auditors’ annual audit of the year-end financial statements a report from the external auditors describing:

(i)	all critical accounting policies and practices to be used;

(ii)	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and

(iii)	other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences;
       Management’s/ Internal Auditors’ Reports on External Audit Issues

b)	review any reports on the above or similar topics prepared by management or the internal auditors and discuss with the external auditors any material issues raised in such reports;
       Annual Financial Reporting Documents and External Auditors’ Report

c)	meet to review with management and the external auditors the Corporation’s annual financial statements, the report of the external auditors thereon, the related Management’s Discussion and Analysis, and the information derived from the financial statements, as contained in the Annual Information Form and the

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Annual Report. Such review will include obtaining assurance from the external auditors that the audit was conducted in a manner consistent with applicable law and will include a review of:

(i)	all major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting policies or principles;

(ii)	all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects on the financial statements of alternative methods within generally accepted accounting principles;

(iii)	the effect of regulatory and accounting issues, as well as off-balance sheet structures, on the financial statements;

(iv)	all major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies; and

(v)	the external auditors’ judgment about the quality, not just the acceptability, of the accounting principles applied in the Corporation’s financial reporting;

d)	following such review with management and the external auditors, recommend to the Board of Directors whether to approve the audited annual financial statements of the Corporation and the related Management’s Discussion and Analysis, and report to the Board on the review by the Committee of the information derived from the financial statements contained in the Annual Information Form and Annual Report;
       Interim Financial Statements and MD&A

e)	review with management and the external auditors the Corporation’s interim financial statements and its interim Management’s Discussion and Analysis, and if thought fit, approve the interim financial statements and interim Management’s Discussion and Analysis and the public release thereof by management;
       Earnings Releases, Earnings Guidance

f)	review and discuss earnings press releases, including the use of “pro forma” or “adjusted” information determined other than in accordance with generally accepted accounting principles, and the disclosure by the Corporation of earnings guidance and other financial information to the public including analysts and rating agencies, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Corporation discloses earnings guidance or other financial information; and be satisfied that adequate procedures are in place for the review of such public disclosures and periodically assess the adequacy of those procedures;
       Material Litigation, Tax Assessments, Etc.

g)	review with management, the external auditors and, if necessary, legal counsel all legal and regulatory matters and litigation, claims or contingencies, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements; and obtain reports from management and review with the Corporation’s chief legal officer, or appropriate delegates, the Corporation’s compliance with legal and regulatory requirements;
       Oversight of External Auditors

h)	subject to applicable law relating to the appointment and removal of the external auditors, be directly responsible for the appointment, retention, termination, compensation and oversight of the external auditors; and be responsible for the resolution of disagreements between management and the external auditors regarding financial reporting;

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       Rotation of External Auditors’ Audit Partners

i)	review and evaluate the lead audit partner of the external auditors and assure the regular rotation of the lead audit partner and the audit partner responsible for reviewing the audit and other audit partners, as required by applicable law; and consider whether there should be a regular rotation of the external audit firm itself;
       External Auditors’ Internal Quality Control

j)	obtain and review, at least annually, and discuss with the external auditors a report by the external auditors describing the external auditors’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues;
       External Auditors’ Independence

k)	review and discuss, at least annually, with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to assess the external auditors’ independence, including, without limitation:

(i)	obtaining and reviewing, at least annually, a formal written statement from the external auditors delineating all relationships that in the external auditors’ professional judgment may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation,

(ii)	discussing with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors, and

(iii)	recommending that the Board take appropriate action in response to the external auditors’ report to satisfy itself as to the external auditors’ independence;
       Policies Regarding Hiring of External Auditors’ Employees, Former Employees

l)	set clear policies for the hiring by the Corporation of partners, employees and former partners and employees of the external auditors;
       Pre-Approval of Audit and Non-Audit Services Provided by External Auditors

m)	be solely responsible for the pre-approval of all audit and non-audit services to be provided to the Corporation and its subsidiary entities by the external auditors (subject to any prohibitions provided in applicable law), and of the fees paid for these services; provided however, that the Committee may delegate to an independent member or members of the Committee authority to pre-approve such non-audit services, and such member(s) shall report to the Committee at its next meeting following the granting any pre-approvals granted pursuant to such delegated authority;
       Oversight of Internal Audit

n)	oversee the internal audit function by reviewing senior management action with respect to the appointment or dismissal of the Director of Internal Audit; afford the Director of Internal Audit unrestricted access to the Committee; review the charter, activities, organizational structure, and the skills and experience of the Internal Audit Department; discuss with management and the external auditors the competence, performance and cooperation of the internal auditors; and discuss with management the compensation of the internal auditors;

o)	review and consider, as appropriate, any significant reports and recommendations issued by the Corporation or by any external party relating to internal audit issues, together with management’s response thereto;
       Internal Controls and Financial Reporting Processes

p)	review with management, the internal auditors and the external auditors, the Corporation’s financial reporting processes and its internal controls;

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q)	review with the internal auditors the adequacy of internal controls and procedures related to any corporate transactions in which directors or officers of the Corporation have a personal interest, including the expense accounts of officers of the Corporation at the level of Vice-President and above and officers’ use of corporate assets, and consider the results of any reviews thereof by the internal or external auditors;
       Complaints Processes

r)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and

(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters,

and review periodically with management and the internal auditors these procedures and any significant complaints received;
       Separate Meetings with External Auditors, Internal Audit, Management

s)	meet separately with management, the external auditors and the internal auditors periodically to discuss matters of mutual interest, including any audit problems or difficulties and management’s response thereto, the responsibilities, budget and staffing of the Internal Audit Department and any matter that they recommend bringing to the attention of the full Board;
       Finance

t)	review all major financings, including financial statement information contained in related prospectuses, information circulars, etc., of the Corporation and its subsidiaries and annually review the Corporation’s financing plans and strategies;

u)	review management’s plans with respect to Treasury operations, including such items as financial derivatives and hedging activities;
       Risk Management

v)	discuss risk assessment and risk management policies and processes to be implemented for the Corporation, review with management and the Corporation’s internal and external auditors the effectiveness and efficiency of such policies and processes and their compliance with other relevant policies of the Corporation, and make recommendations to the Board with respect to any outcomes, findings and issues arising in connection therewith;

w)	review management’s program to obtain appropriate insurance to mitigate risks;
       Terms of Reference and Performance Evaluation of Committee

x)	review and reassess the adequacy of these Terms of Reference at least annually, and otherwise as it deems appropriate, and recommend changes to the Board. The Committee shall also undertake an annual evaluation of the Committee’s performance.
       Other

y)	perform such other activities, consistent with these Terms of Reference, the Corporation’s articles and by-laws and governing law, as the Committee or the Board deems appropriate.

z)	Report regularly to the Board of Directors on the activities of the Committee.
December 14, 2004

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CANADIAN PACIFIC RAILWAY LIMITED
AND
CANADIAN PACIFIC RAILWAY COMPANY
CORPORATE GOVERNANCE AND NOMINATING COMMITTEE
TERMS OF REFERENCE
The term “Corporation” herein shall refer to each of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (“CPRC”), and the terms “Board,” “Directors”, “Board of Directors” and “Committee” shall refer to the Board, Directors, Board of Directors, or Committee of CPRL or CPRC, as applicable.
A.  Committee and Procedures
1.   Purpose

The Corporate Governance and Nominating Committee (the “Committee”) has overall responsibility for monitoring and assessing the functioning of the Board and the Committees thereof, and for developing and implementing good corporate governance practices. In addition, the Committee:

a)	identifies individuals qualified to become board members and recommends to the Board the Director nominees for the annual meetings of shareholders; and

b)	has oversight responsibility in respect of major issues of public policy relevant to the business of the Corporation and its subsidiaries.
2.   Composition of Committee

The membership of the Committee shall be comprised of not less than three Directors and not more than the number of Directors who are not officers or employees of the Corporation. No Director who is an officer or employee of the Corporation or any of its subsidiaries shall be a member of the Committee. All members of the Committee shall meet all requirements and guidelines for corporate governance and nominating committee service, including being independent and unrelated to the Corporation, set forth in applicable securities laws or the rules of any stock exchange on which the Corporation’s securities are listed for trading. Determinations as to whether a particular Director satisfies the requirements for membership on the Committee shall be affirmatively made by the full Board.
3.   Appointment of Committee Members

Members of the Committee shall be appointed from time to time by the Board and shall hold office at the pleasure of the Board.
4.   Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill any vacancy whenever necessary to maintain a Committee membership of at least three Directors.
5.   Committee Chair

The Board shall appoint a Chair for the Committee.
6.   Absence of Committee Chairman

If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.
7.   Secretary of Committee

The Committee shall appoint a Secretary who need not be a director of the Corporation.

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8.   Meetings

The Chair of the Committee or the Chairman of the Board or any two members of the Committee may call a meeting of the Committee. The Committee shall meet at least quarterly and at such other times as it deems appropriate, without management being present when the Committee deems appropriate.
9.   Quorum

Three members of the Committee shall constitute a quorum.
10. Notice of Meetings

Notice of the time and place of every meeting shall be given in writing, by any means of transmitted or recorded communication, including facsimile, telex, telegram or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.
11. Attendance of Others at Meetings

At the invitation of the Chair of the Committee, individuals who are not members of the Committee may attend any meeting of the Committee.
12. Procedure, Records and Reporting

Subject to any statute or articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).
13. Review of Terms of Reference

The Committee shall review its Terms of Reference annually or otherwise as it deems appropriate and propose recommended changes to the Board.
B.  Mandate of Committee
14. The Committee shall:

Board Composition, Director Criteria and Director Nominations, Etc.

a)	review from time to time and report to the Board regarding:

(i)	what competencies and skills the Board, as a whole, should possess,

(ii)	what competencies, skills and personal and other qualities the existing Directors possess,

(iii)	the development of a process to determine, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities are required for new Directors in order to add value to the Corporation,

(iv)	the size of the Board, with a view to facilitating effective decision-making;

and identify and recommend to the Board qualified Director nominees for appointment or election at the annual meeting of shareholders consistent with the criteria approved by the Board and after taking into account the aforementioned matters;

b)	consider nominees, if any, recommended by the shareholders for election as directors;

c)	have sole authority to:

(i)	retain and terminate any search firm to be used to identify director candidates, and

(ii)	to approve the search firm’s fees and other retention terms;

d)	review from time to time the retirement age for directors;

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Directors’ Compensation

e)	conduct, at least annually, a review of compensation for Board and Committee service, taking into account such issues as the time commitment, compensation provided by comparable companies, responsibilities of directors, and similar matters, and recommend any change in compensation to the Board for its consideration;

Effectiveness of Board, Committees and Directors

f)	annually review and evaluate the performance and effectiveness of the Board, its committees, including the Committee, and individual Directors and make any recommendations thereon; and in so doing consider:

(i)	in the case of the Board or a Committee, its terms of reference; and

(ii)	in the case of an individual Director, the applicable position description(s), as well as the competencies and skills each individual is expected to bring to the Board;

g)	assess the effectiveness of the working relationship and communications between the Board and management of the Corporation and its subsidiaries;

h)	review any surveys completed by Directors dealing with effectiveness of the operation of the Board;

i)	assess the availability, relevance and timeliness of information required by the Board;

Board and Committee Mandates and Committee Composition

j)	review from time to time, and at least annually, the terms of reference of the Board and the composition and terms of reference of the various Committees of the Board, and make recommendations thereon to the Board;

Corporate Governance

k)	develop, recommend to the Board, and review from time to time a code of business ethics applicable to the Corporation a code of ethics applicable to the Chief Executive Officer and senior financial officers of the Corporation (collectively, the “Codes”) and a set of corporate governance principles and guidelines for the Corporation;

l)	monitor compliance with the Codes and waivers from compliance therefrom and ensure that any issues relating to governance which are identified by the Directors are raised with management;

m)	review and, if deemed appropriate, approve any waivers of the Codes for executive officers or directors and promptly disclose such waivers to the shareholders;

n)	undertake such other initiatives as are necessary or desirable to provide effective corporate governance for the Corporation;

o)	review the Corporation’s disclosure of, or periodically disclose, if required, any significant ways in which the Corporation’s governance practices differ from those set forth in the New York Stock Exchange Listing Standards and in the Corporate Governance Guidelines of the Toronto Stock Exchange or, when and if adopted, corporate governance guidelines of the Canadian Securities Administrators;

CEO Performance Evaluations and Compensation

p)	conduct performance evaluations of the Chief Executive Officer in accordance with the performance evaluation process designed by the Management Resources and Compensation Committee and report the findings thereof to that Committee for the purpose of enabling it to make recommendations regarding compensation for the Chief Executive Officer;

q)	establish the compensation for the Chief Executive Officer, taking into account the recommendations of the Management Resources and Compensation Committee;

Public Policy Review

r)	review, from time to time, major issues of public policy relevant to the business of the Corporation and its subsidiaries;

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Engagement of External Advisers

s)	be authorized to approve, in such circumstances as it considers appropriate, the engagement by any one or more Directors of outside advisers, such engagement to be at the Corporation’s expense; and

Miscellaneous

t)	perform such other activities, consistent with these Terms of Reference, the Corporation’s articles and by-laws and governing law, as the Committee or the Board deems appropriate.
December 14, 2004

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CANADIAN PACIFIC RAILWAY LIMITED
ENVIRONMENTAL AND SAFETY COMMITTEE
TERMS OF REFERENCE
A.  Establishment of Committee and Procedures
1.   Composition of Committee

The Environmental and Safety Committee (the “Committee”) shall consist of not less than three Directors and not more than six Directors, none of whom is either an officer or employee of the Corporation or any of its subsidiaries.
2.   Appointment of Committee Members

Members of the Committee shall be appointed from time to time to hold office at the pleasure of the Board.
3.   Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill any vacancy if the membership of the Committee is less than two Directors.
4.   Committee Chair

The Board shall appoint a Chair for the Committee.
5.   Absence of Committee Chair

If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.
6.   Secretary of Committee

The Committee shall appoint a Secretary who need not be a director of the Corporation.
7.   Meetings

The Chair of the Committee or the Chairman of the Board or any two members of the Committee may call a meeting of the Committee. The Committee shall meet at such times during each year as it deems appropriate.
8.   Quorum

Three members of the Committee shall constitute a quorum.
9.   Notice of Meetings

Notice of the time and place of every meeting shall be given, by any means of transmitted or recorded communication, including facsimile, telex, telegram or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting; and attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.
10. Attendance of Others at Meetings

At the invitation of the Chair of the Committee, individuals who are not members of the Committee may attend any meeting of the Committee.

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11. Procedure, Records and Reporting

Subject to any statute or articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).
12. Review of Terms of Reference

The Committee shall review its Terms of Reference annually or otherwise as it deems appropriate and propose recommended changes to the Board.
B.  Mandate of Committee
13. The Committee shall:

a)	review and evaluate with management whether the existing environmental and safety practices and procedures of the Corporation and its subsidiaries comply with applicable legislation, regulatory requirements and industry standards, and prevent or mitigate losses;

b)	review with management whether the Corporation’s environmental and safety policies (or those of its subsidiaries) are being effectively implemented;

c)	review the effectiveness of the response by the Corporation or its subsidiaries, as the case may be, to environmental and safety issues, including compliance with applicable legislation, regulatory requirements and industry standards;

d)	review and consider, as appropriate, reports and recommendations issued by the Corporation and its subsidiaries or by an external party relating to environmental and safety issues, together with management’s response thereto;

e)	review with management and make recommendations to the Board of Directors as appropriate on matters relating to the environment and safety;

f)	review and report, as appropriate, to the Board of Directors on the Corporation’s environmental and safety policies and procedures and, if appropriate, make recommendations to the Board thereon; and

g)	review with management, the response to, and management of, environmental and safety issues by any or all of the Corporation’s subsidiaries and associated corporations.

14.	The Committee may, at the request of the Board or on its own initiative, investigate such other matters as are considered necessary or appropriate in the circumstances and in such matters shall have the authority to retain such experts as it may require.
October 28, 2002

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CANADIAN PACIFIC RAILWAY LIMITED
AND
CANADIAN PACIFIC RAILWAY COMPANY
MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE
TERMS OF REFERENCE
The term “Corporation” herein shall refer to each of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (“CPRC”), and the terms “Board,” “Directors”, “Board of Directors” and “Committee” shall refer to the Board, Directors, Board of Directors, or Committee of CPRL or CPRC, as applicable.
A.  Committee and Procedures
1.   Purpose

The purposes of the Management Resources and Compensation Committee (the “Committee”) are to fulfill applicable public company compensation committee legal obligations and to assist the Board with its responsibilities relating to:

•	the appointment, compensation and reporting relationships of the Corporation’s executives;

•	the compensation philosophy of the Corporation;

•	the adoption and amendment of incentive compensation plans, equity based plans and retirement plans, subject to shareholder approval if required;

•	the establishment of performance objectives and the conduct of performance evaluations for certain senior officers;

•	the Corporation’s organizational health; and

•	succession planning.
2.   Composition of Committee

The Committee shall be comprised of not less than three and not more than six Directors, none of whom is either an officer or employee of the Corporation or any of its subsidiaries. All members of the Committee shall meet all requirements and guidelines for compensation committee service, including being independent and unrelated to the Corporation, set forth in applicable securities laws, securities commission policies or the rules of any stock exchange on which the Corporation’s securities are listed for trading. Determinations as to whether a particular Director satisfies the requirements for membership on the Committee shall be affirmatively made by the full Board.
3.   Appointment of Committee Members

Members of the Committee shall be appointed from time to time by the Board and shall hold office at the pleasure of the Board.
4.   Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill a vacancy whenever necessary to maintain a Committee membership of at least three Directors.

5.	Committee Chair

The Board shall appoint a Chair for the Committee.
6.   Absence of Committee Chair

If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.
7.   Secretary of Committee

The Committee shall appoint a Secretary who need not be a Director of the Corporation.

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8.   Meetings

The Chair of the Committee or the Chairman of the Board or any two of its other members may call a meeting of the Committee. The Committee shall meet at such times during each year as it deems appropriate, without management being present when the Committee deems appropriate.
9.   Quorum

Three members of the Committee shall constitute a quorum.
10. Notice of Meetings

Notice of the time and place of every meeting shall be given in writing, by any means of transmitted or recorded communication, including facsimile, telex, telegram, e-mail or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.
11. Attendance of Others at Meetings

At the invitation of the Chair of the Committee, individuals who are not members of the Committee may attend any meeting of the Committee.
12. Procedure, Records and Reporting

Subject to any statute or articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).
13. Review of Terms of Reference and Committee’s Performance

The Committee shall review its Terms of Reference as it deems appropriate and recommend changes to the Board. The Committee shall undertake an annual evaluation of the Committee’s performance.
B.  Mandate of Committee

14.	From time to time, the Committee shall consider and make recommendations to the Board concerning:

a)	the structure and reporting relationship of senior management of the Corporation and its major subsidiaries;

b)	succession planning for senior management positions in the Corporation;

c)	the appointment of persons to the rank of Vice-President and above;

d)	compensation philosophy for the Corporation generally;

e)	the level of compensation to be paid to officers of the rank of Vice-President and above;

f)	incentive compensation plans and equity based plans, including compensation, stock option, stock purchase or other similar plans in which officers are or may be eligible to participate, and the administration and monitoring, as required, of any benefits granted pursuant to any such plan referred to in this subparagraph;

g)	amendments to the Corporation’s retirement plans as proposed by the Management Pension Committee, the financial implications of which amendments shall be provided to both the Committee and the Pension Trust Fund Committee); and

h)	the organizational health, morale and employee attitudes.
15. The Committee shall:

a)	establish the performance objectives for the Chief Executive Officer (“CEO”), including the corporate goals and objectives relevant to CEO compensation, and design the process for evaluating the performance of the CEO;

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b)	review and make recommendations to the Corporate Governance and Nominating Committee on the level of compensation to be paid to the CEO based on the evaluation of the CEO’s performance in light of the aforementioned corporate goals and objectives; and

c)	have authority to retain, terminate and compensate, on such terms and at such fees or other compensation as the Committee may determine according to its sole discretion, any compensation consultant to be used to assist in the evaluation of CEO or senior executive compensation, and any other external advisors that the Committee deems necessary to permit it to carry out its duties.

16.	The Committee shall each year prepare and approve a “Report on Executive Compensation” to be included in the Corporation’s management proxy circular for its annual meeting of shareholders.

17.	The Committee may perform such other activities, consistent with these Terms of Reference, the Corporation’s articles and by-laws and governing law, as the Committee or the Board deems appropriate.
December 14, 2004

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CANADIAN PACIFIC RAILWAY LIMITED
PENSION TRUST FUND COMMITTEE
TERMS OF REFERENCE
A.  Background

The Corporation’s wholly-owned subsidiary, Canadian Pacific Railway Company (“CPRC”), sponsors certain pension plans, and the Corporation or some of its or CPRC’s subsidiaries may themselves sponsor pension plans from time to time (collectively, the “Plans”). As a result, an appropriate governance structure to fulfill relevant legal and fiduciary obligations to Plan members has been established, as follows:

•	The Corporation’s Board of Directors (the “Board”) will retain full power to make all amendments to the Canadian Pacific Railway Company Pension Plan, the Canadian Pacific Railway Executive Supplemental Pension Plan (1998) and the Canadian Pacific Railway Management Supplemental Pension Plan (1998) (the “Designated Plans”).

•	The Board of Directors of Soo Line Railroad Company (the “SLRC Board”) will retain full power to make all amendments to the Canadian Pacific Railway Pension Plan for U.S. Management Employees.

•	Acting through the Board, the Corporation and CPRC have delegated certain responsibilities to the Pension Trust Fund Committee of the Board (“PTFC”). The PTFC will generally oversee the Plans and related funds.

•	The SLRC Board has oversight authority for the U.S. pension plans, and the PTFC will receive periodic reports with respect thereto.

•	The PTFC will delegate certain pension monitoring and legislative compliance matters regarding the Canadian pension plans to a Management Pension Committee of CPRC (the “MPC”) whose membership will include management, human resources, finance and legal staff.

•	Appropriate CPRC and Soo Line Railroad Company staff will be responsible for monitoring the day-to-day administration and custody of the Plans.

•	One or more professional investment managers will invest the assets of the Plans.

•	The Corporation, CPRC and Soo Line Railroad Company will be assisted by such professional advisors as may be required to administer the Plans in accordance with applicable policies.
B.  Role of the Board

•	Actions by the Corporation and CPRC will be through the Board or authorized officers of the Corporation or of CPRC.

•	CPRC will be Administrator for the Canadian registered pension plans for purposes of pension legislation.

•	The Board will be responsible for all non-fiduciary aspects of benefits policy, design of the Designated Plans, and establishment and windup of the Designated Plans. The Board also has the power to approve amendments to the Designated Plans or delegate such power to others.

•	The Board will appoint the membership of the PTFC and approve a pension governance structure for the MPC and any sub-committees thereof, and the President and Chief Executive Officer will appoint the membership of the MPC.

•	The Board will be advised on decisions by the PTFC on investment policy.

•	The Board will approve the mandates and terms of reference of the PTFC and the MPC and delegate certain obligations to such committees, including authority for each to further delegate to appropriate individuals.

•	The Board will monitor the PTFC with respect to the Designated Plans and will receive annual reports from the PTFC on Canadian and U.S. pension matters.

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C.  Establishment of PTFC and Procedures
1.   Composition of PTFC

The PTFC shall consist of not less than two Directors and not more than six Directors.
2.   Appointment of PTFC Members

Members of the PTFC shall be appointed from time to time and shall hold office at the pleasure of the Board.
3.   Vacancies

Where a vacancy occurs at any time in the membership of the PTFC, it may be filled by the Board. The Board shall fill any vacancy if the membership of the PTFC is less than three Directors.
4.   PTFC Chair

The Board shall appoint a Chair for the PTFC.
5.   Absence of PTFC Chair

If the Chair of the PTFC is not present at any meeting of the PTFC, one of the other members of the PTFC who is present at the meeting shall be chosen by the PTFC to preside at the meeting.
6.   Secretary of PTFC

The PTFC shall appoint a Secretary who need not be a director of the Corporation.
7.   Meetings

The Chair or the President of the Corporation or any other two members of the PTFC may call a meeting of the PTFC.
8.   Quorum

Two members of the PTFC shall constitute a quorum.
9.   Notice of Meetings

Notice of the time and place of every meeting shall be given, by any means of transmitted or recorded communication, including facsimile, telex, telegram or other electronic means that produces a written copy, to each member of the PTFC at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting; and attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.
10. Attendance of Others at Meetings

At the invitation of the Chair of the PTFC, individuals who are not members of the Committee may attend any meeting of the PTFC.
11. Procedure, Records and Reporting

Subject to any statute or articles and by-laws of the Corporation, the PTFC shall fix its own procedures at meetings, keep records of its proceedings and report to the Board as may be required from time to time, but not less than annually. Notwithstanding the foregoing, minutes of all meetings of the PTFC shall be kept by the Corporate Secretary of the Corporation.
12. Review of Terms of Reference

The PTFC shall review its Terms of Reference annually or otherwise as it deems appropriate and propose recommended changes to the Board.

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D.  Mandate of PTFC
13. The PTFC shall:

a)	have general oversight responsibility for the Plans as directed by the Board from time to time;

b)	monitor the activities of the MPC and receive periodic reports on U.S. pension matters;

c)	receive the advice of the MPC and Chief Financial Officer on issues of investment policy and funding policy and approve the investment and funding policies for the Designated Plans;

d)	approve the criteria to be used by the MPC to select trustees/ custodians, investment managers, actuaries and third party administrators for the Designated Plans and to measure the ongoing performance of such individuals;

e)	appoint the auditors for the Designated Plans, as necessary;

f)	receive the annual audited pension fund financial statements for the Designated Plans and review the auditors’ reports thereon;

g)	as it deems appropriate from time to time, delegate duties and responsibilities to appropriate managers, staff, advisors and committees with respect to Designated Plan management matters;

h)	deliver annual reports to the Board in accordance with Section C. 11;

i)	receive and review semi-annual reports from the MPC on Canadian pension plan matters, including:

—	design of the Canadian pension plans

—	overall financial conditions and contribution matters, including assets, liabilities, surpluses or deficits, on a funding, solvency or windup basis as appropriate; current service costs; cash flow; highlights of related expenses

—	investment manager, trustee/ custodian, actuary and third party administrator performance and compliance with investment policy

—	conflicts of interest

—	legislative compliance

—	pension trends or changes.

14.	The PTFC may, at the request of the Board or on its own initiative, investigate such other matters as are considered necessary or appropriate in the circumstances.
August 3, 2005

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